As filed with the Securities and Exchange Commission on November 10, 1994
                                                Registration No. 33-54433

==============================================================================




                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             -----------------

                                Amendment No. 5

                                      to
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                             -----------------

                               C-TEC CORPORATION
            (Exact name of Registrant as specified in its charter)

             Pennsylvania                          23-2093008
    (State or other jurisdiction of             (I.R.S. Employer
    incorporation or organization)             Identification No.)


                            105 Carnegie Center
                            Princeton, NJ 08540
                              (609) 734-3700
            (Address, including zip code, and telephone number,
      including area code of Registrant's principal executive offices)

                             -----------------

                            Raymond B. Ostroski
                    Vice President and General Counsel
                             C-TEC Corporation

                            105 Carnegie Center
                            Princeton, NJ 08540
                              (609) 734-3700
         (Name, address, including zip code, and telephone number,
                including area code, of agent for service)


                             -----------------


                                 Copy to:
                             Peter R. Douglas
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                         New York, New York 10017
                              (212) 450-4000

                             -----------------

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ( )
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ( )

                             -----------------

      THIS REGISTRATION AGREEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH THE PROVISIONS OF SECTION 8(a) OF THE SECURITIES ACT OF 1933.


PROSPECTUS (Subject to Completion)                                      [LOGO]

Issued November 10, 1994



                               14,858,634 Shares
                               C-TEC Corporation
                                 Common Stock



     C-TEC Corporation, a Pennsylvania corporation (the "Company"), is distributing to holders of record of shares of its Common Stock, par value $1.00 per share (the "Common Stock"), and to holders of record of shares of its Class B Common Stock, par value $1.00 per share (the "Class B Stock", and collectively with the Common Stock, the "Company Stock"), transferable subscription rights (the "Rights") to subscribe for and purchase additional shares of the Common Stock for a price of $[ ] per share (the "Subscription Price"). Such shareholders will receive nine Rights for every ten shares of Company Stock held by them as of the close of business on November 10, 1994 (the "Record Date"). No fractional Rights or cash in lieu thereof will be distributed or paid by the Company. The number of Rights distributed by the Company to each record holder (a "Holder") of Company Stock will be round ed up to the nearest whole number. Rights holders may purchase one share of Common Stock for each whole Right held. Each Right also carries the right to subscribe (the "Oversubscription Privilege") at the Subscription Price for shares of Common Stock that are not otherwise purchased pursuant to the exercise of Rights. See "The Rights Offering--Subscription Privileges--Oversubscription Privilege." The Rights will be evidenced by transferable certificates. Once a holder has exercised any Rights, such exercise may not be revoked. There can be no assurance that the Company will receive any proceeds from the exercise of the Rights.




     The Rights will expire at 5:00 p.m., New York City time, on December 1, 1994, unless extended (as it may be extended, the "Expiration Date"). Shareholders who do not exercise or sell their Rights will relinquish the value inherent in the Rights. Accordingly, shareholders are strongly urged to exercise or sell their Rights. See "Investment Considerations-- Dilution."

     As of November 10, 1994, RCN Corporation, a Delaware corporation ("RCN"), owns directly or indirectly, 600,768 shares of Common Stock, representing 7.5% of the outstanding Common Stock, and 5,094,223 shares of Class B Stock, representing 59.6% of the outstanding Class B Stock. RCN will receive 5,125,492 Rights in respect of the shares of Company Stock it owns, and such Rights represent 34.5% of the total Rights to be distributed. RCN has informed the Company that it intends to exercise the Rights it receives for an aggregate subscription price of $[ ] and that it intends to exercise the Oversubscription Privilege for an aggregate subscription price of approximately $50,000,000 to subscribe for [ ] additional shares of Common Stock. The opportunity to exercise the Oversubscription Privilege is available to all holders of rights on the same terms. RCN does not intend to purchase any additional Rights through open market purchases or otherwise. The Common Stock has less voting power per share than the Class B Stock. See "Description of Capital Stock-- Voting Rights and Powers." As a result of its ownership of 59.6% of the Class B Stock and 7.5% of the Common Stock, RCN has, and after the Rights Offering will have, effective control of the Company.


     The principal market for the Common Stock is The NASDAQ Stock Market's National Market ("NASDAQ"). It is anticipated that the Rights will trade on NASDAQ under the symbol "CTEXR." Certain registered broker-dealers have indicated to the Company that they intend to make a market in the Rights. There can be no assurance, however, that a market for the Rights will develop. Rights may also be sold in over-the-counter and private sales transactions. Orders to sell Rights must be received by the Subscription Agent (as hereinafter defined) not later than 11:00 a.m. on November 23, 1994, if a holder wishes to sell Rights through the Subscription Agent. On June 30, 1994, the last day on which trade prices were reported prior to the public announcement of the Rights Offering, the closing sale price of the Common Stock on NASDAQ was $25.25 per share. On November 10, 1994, the closing sale price of the Common Stock on NASDAQ was $[ ] per share.

                             -----------------


   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                             -----------------


     SHAREHOLDERS WHO DO NOT EXERCISE THEIR RIGHTS IN FULL WILL EXPERIENCE
      DILUTION IN THEIR RELATIVE PERCENTAGE OWNERSHIP IN THE COMPANY UPON ISSUANCE OF THE COMMON STOCK TO SHAREHOLDERS EXERCISING THEIR RIGHTS.


                             -----------------


    BEFORE MAKING AN INVESTMENT DECISION, POTENTIAL INVESTORS SHOULD CARE-
      FULLY CONSIDER THE FACTORS SET FORTH IN "INVESTMENT CONSIDERATIONS"
       IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS


                                     Underwriting Discounts    Proceeds to the
                  Price to Public      and Commissions (1)        Company(2)
                  ---------------    ----------------------    ---------------

Per Share.....   $                           N/A                $
Total.........   $                           N/A                $


(1) See "Plan of Distribution" for information with respect to contingent fees payable by the Company.
(2) Before deduction of estimated expenses of $1,325,000 payable by the Company, including registration fees, listing fees, NASD review fees, financial advisory, legal and accounting fees, subscription agent fees, information agent fees, soliciting dealer fees, printing expenses and other miscellaneous fees and expenses.

                             -----------------

             The date of this Prospectus is November 10, 1994.


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained upon written request addressed to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. The Company's Common Stock is quoted on NASDAQ and such reports, proxy statements and other information can also be inspected at the offices of NASDAQ Operations, 1735 K Street, N.W., Washington, D.C. 20006.

      The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock issuable upon exercise of the Rights. This Prospectus does not contain all the information set forth in the Registration Statement. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Prospectus or in any document incorporated in this Prospectus by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                      DOCUMENTS INCORPORATED BY REFERENCE


      The following documents filed by the Company (File No. 0-11053) with the Commission pursuant to Section 13 of the Exchange Act are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, as amended on October 28, 1994 and as further amended on November 10, 1994, (ii) the Company's Proxy Statement dated March 15, 1994, (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, as amended on October 28, 1994, (iv) the Company's Quarterly Report on Form 10-Q for the six months ended June 30, 1994, as amended on October 28, 1994, (v) the Company's Current Report on Form 8-K dated September 26, 1994 and (vi) the Company's Current Report on Form 8-K dated October 27, 1994, as amended on November 10, 1994.


      All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company will provide without charge to each person, including each beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been incorporated by reference into this Prospectus except the exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates. Telephone requests for such copies should be directed to the Information Agent at (212) 929-5500 or (800) 322-2885, or, if made in writing, to MacKenzie Partners, Inc., 156 Fifth Avenue, 9th Floor, New York, NY 10010. Such requests may also be directed to Raymond B. Ostroski, Vice President and General Counsel at (609) 734-3803 or, if made in writing, to C-TEC Corporation, 105 Carnegie Center, Princeton, NJ 08540 attention: Raymond B. Ostroski, Vice
President and General Counsel.

                              PROSPECTUS SUMMARY

            The following material is qualified in its entirety by the information appearing elsewhere in this Prospectus and in the documents incorporated in this Prospectus by reference.

                                  THE COMPANY

      The Company was organized in 1979 and is incorporated under the laws of the Commonwealth of Pennsylvania. The Company is a holding company with wholly owned subsidiaries which are engaged in various aspects of the telecommunications industry and which are organized into five principal groups
- - Telephone, Cable, Communications Services, Mobile Services, and Long Distance. Through its wholly owned subsidiaries, the Company also has ownership interests in a number of other entities providing telecommunications services.

      The Telephone Group consists of a Pennsylvania public utility providing local telephone service to a 19 county, 5,067 square mile service territory in Pennsylvania. As of June 30, 1994, the Telephone Group serviced approximately 215,000 main access lines. Of these 168,000 were residential and 47,000 were primarily related to business. This Group's operating territory is rural, containing only 42.4 access lines per square mile as compared to a Pennsylvania average of approximately 151 lines per square mile. The Group's 79 central offices serve an average of approximately 2,700 lines and 65 square miles.

      The Cable Group is a cable television operator with cable television systems located in the States of New York, New Jersey, Michigan and Delaware. The Group owns and operates cable television systems serving approximately 236,000 customers and manages cable television systems with an additional 36,000 customers, ranking it among the top 35 multiple system operators in the United States. On October 12, 1994 the Company announced the pending acquisition of a Pennsylvania cable television provider, Twin County Trans Video, Inc. ("Twin County"). For information on the pending acquisition and pro forma effect of such acquisition, see "Recent Developments" and "Pro Forma Condensed Consolidated Financial Statements," respectively.


      The Communications Services Group presently carries out business principally in the Northeastern United States providing telecommunications related engineering and technical services. The Group headquarters is located in Princeton, New Jersey and the services are provided out of regional offices in Pennsylvania, New York, New Jersey and Virginia.


      The Mobile Services Group previously operated cellular telephone systems in metropolitan statistical areas ("MSAs") and rural statistical areas ("RSAs") throughout eight counties in Northeastern and Central Pennsylvania and 24 counties in Southeast Iowa, serving a total population of 1.5 million. On September 9, 1994, the Company completed the sale of its cellular properties to Independent Cellular Network, Inc. ("ICN") for approximately $182.5 million, subject to certain adjustments to be made within 90 days after closing estimated to result in approximately $7 million of additional proceeds. For information on the pro forma effect of such sale, see "Pro Forma Condensed Consolidated Financial Statements." The Group also operates paging and message management services in Northeastern Pennsylvania. These business units were not sold to ICN as part of the cellular sale.

      The Long Distance Group principally operates in Pennsylvania. The Group began operations in 1990 by servicing the local service area of the Telephone Group. In late 1992, the Long Distance Group entered the Wilkes-Barre/Scranton territory served by Bell Atlantic. In late 1993, the Group established sales offices in additional markets in Philadelphia, Pittsburgh, Harrisburg and Allentown. The primary focus in these markets is providing service to residential and business customers.

      The Company believes that the long term competitiveness of telecommunications systems will be based upon the capacity to provide voice, video and data services over a single network (a "Full Service Network"). Although still in the formative stages, Full Service Networks will combine key attributes of the cable television and telephone networks including the high capacity of cable television networks and the access to switching of telephone networks. The Company believes that because of its experience in the design, construction and operation of both telephone and cable television systems, it is well positioned to implement competitive Full Service Networks designed around such systems or other platforms. The Company intends to develop Full Service Networks utilizing certain of the Company's cable television and telephone systems or other platforms (such as leased or overbuilt facilities), to expand the footprint available for upgrade through acquisitions, joint ventures and similar strategic investments, to implement these expanded services at an early stage relative to its competitors and to explore opportunities to expand its business into international markets.

      On or about October 29, 1993, RCN acquired 600,768 shares of Common Stock and 5,094,223 shares of Class B Stock of the Company from a group consisting of Andrew J. Sordoni III, William B. Sordoni, Stephen Sordoni and Charles E. Parente (including entities wholly owned or controlled by any one or more of them) (the "Sellers") pursuant to the terms of the Stock Purchase Agreement dated June 17, 1993 among the Sellers, RCN and Kiewit Diversified Group, Inc. The purchase price paid by RCN was $202,327,191 and the source of such funds was RCN's and its affiliates' working capital. This transaction represented approximately 34% of the equity and approximately 57% of the voting control of the Company. RCN nominees currently constitute a majority of the Board of Directors of the Company.


      The Company's principal executive offices are located at 105 Carnegie Center Princeton, NJ 08540 (telephone:(609) 734-3700).


                              THE RIGHTS OFFERING


Rights.................  Each Holder of Company Stock will receive nine transferable Rights for every ten shares of Company Stock held of record on November 10, 1994 (the "Record Date"). The number of Rights distributed by the Company to each Holder of Company Stock will be rounded up to the nearest whole number. An aggregate of approximately 14,858,634 Rights will be distributed pursuant to the Rights Offering. Each Right will be exercisable for one share of Common Stock. An aggregate of approximately 14,858,634 shares of Common Stock (the "Underlying Shares") will be sold upon exercise of the Rights assuming exercise of all Rights. The distribution of the Rights and sale of Underlying Shares is referred to herein as the "Rights Offering." See "The Rights Offering--The Rights."


Basic Subscription
  Privilege............  Rights holders are entitled to purchase for the
                           Subscription Price one share of Common Stock for each whole Right held (the "Basic Subscription Privilege"). See "The Rights
                           Offering--Subscription Privileges--Basic
                           Subscription Privilege."

Oversubscription
  Privilege............  Each holder of Rights who elects to exercise in full his or her Basic Subscription Privilege may also subscribe at the Subscription Price for additional Underlying Shares available as a result of unexercised Rights, if any (the "Oversubscription Privilege"). If an insufficient number of Underlying Shares is available to satisfy fully all elections to exercise the Oversubscription Privilege, the available Underlying Shares will be prorated among holders who exercise their Oversubscription Privilege based on the respective numbers of Rights exercised by such holders pursuant to the Basic Subscription Privilege. See "The Rights Offering--Subscription
                           Privileges--Oversubscription Privilege."

Subscription Price.....  $[   ] in cash per share of Common Stock subscribed
                           for pursuant to the Basic Subscription Privilege or the Oversubscription Privilege.


Shares of Common Stock
  Outstanding after
  Rights Offering......  Approximately 22,820,900 shares, based on the number of shares outstanding on November 10, 1994 and assuming exercise of all Rights.

Intent of RCN..........  RCN has informed the Company that it intends to exercise the 5,125,492 Rights it will receive in respect of the shares of Company Stock currently owned by RCN for an aggregate subscription price of $_______ and that it intends to exercise the Oversubscription Privilege for an aggregate subscription price of approximately $50,000,000
                           to subscribe for [     ] additional shares of
                           Common Stock. The opportunity to exercise the Oversubscription Privilege is available to all holders of Rights on the same terms. See "The Rights Offering--Subscription Privileges--
                           Oversubscription Privilege."
                           RCN does not intend to purchase any additional Rights through open market purchases or otherwise.


Transferability
  of Rights............  The Rights are transferable, and it is anticipated that they will trade on NASDAQ under the symbol "CTEXR." Certain registered broker-dealers have indicated that they intend to make a market in the Rights during the period the Rights are outstanding. No assurance can be given, however, that a market for the Rights will develop or, if such a market develops, how long it will continue.

                         The Subscription Agent will endeavor to sell Rights
                           for holders who deliver a Subscription Certificate with the instruction for sale properly executed to the Subscription Agent by 11:00 a.m., New York City time, on November 23, 1994. See "The Rights Offering--Method of Transferring Rights."

Record Date............  November 10, 1994.


Expiration Date........  December 1, 1994, at 5:00 p.m., New York City
                         time, unless extended.


Procedure for Exer-
  cising Rights........  Basic Subscription Privileges and Oversubscription
                           Privileges may be exercised by properly
                           completing and signing the Subscription Certificate evidencing the Rights (a "Subscription
                           Certificate") and forwarding such Subscription Certificate (or following the Guaranteed Delivery Procedures), with payment of the Subscription Price for each Underlying Share subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege, to the Subscription Agent on or prior to the Expiration Date. Any Rights holder subscribing for an aggregate of more than 5000 Underlying Shares pursuant to the Oversubscription Privilege prior to the Expiration Date shall not be required to deliver payment for such number of Underlying Shares in excess of 5000 until the Expiration Date. The Company, in its sole discretion, may determine to waive payment for such number of Underlying Shares in excess of 5000 subscribed for pursuant to the Oversubscription Privilege until after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected.
                           If the mail is used to forward Subscription
                           Certificates, it is recommended that insured, registered mail be used. No interest will be paid on funds delivered in payment of the Subscription Price.

                         Once a holder of Rights has exercised the Basic
                           Subscription Privilege or the Oversubscription Privilege, such exercise may not be revoked. See "The Rights Offering--Exercise of Rights."


Procedure for Exer-
cising Rights by
Foreign and Certain
Other Shareholders....   Subscription Certificates will not be mailed to
                           Holders of Company Stock whose addresses are outside the United States or who have an APO or FPO address, but will be held by the Subscription Agent for their account. To exercise such Rights, such a Holder must notify the Subscription Agent on or prior to 11:00 a.m., New York City time, on November 23, 1994, and must establish to the satisfaction of the Subscription Agent that such exercise is permitted under applicable law. If such a Holder does not notify the Subscription Agent and provide acceptable instructions to the Subscription Agent by such time, such Rights will be sold, if feasible, and the net proceeds, if any, remitted to such Holder. See "The Rights Offering--Foreign and Certain other Shareholders."


Persons Holding Shares,
  or Wishing to Exer-
  cise Rights, Through
  Others...............  Persons holding shares of Company Stock and receiving the Rights distributable with respect thereto, through a broker, dealer, commercial bank, trust company or other nominee, as well as persons holding certificates of Company Stock personally who would prefer to have such institutions effect transactions relating to the Rights on their behalf, should contact the appropriate institution or nominee and request it to effect the transactions for them. See "The Rights Offering--Exercise of Rights."

Issuance of Common
  Stock................  Certificates representing shares of Common Stock purchased pursuant to the Basic Subscription
                           Privilege will be delivered to subscribers as soon as practicable after the corresponding Rights have been validly exercised and full payment for shares has been received and cleared. For shares purchased pursuant to the Oversubscription Privilege, delivery of certificates will occur as soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected. See "The Rights Offering--Subscription Privileges."


Use of Proceeds........  The net cash proceeds received by the Company from the sale of the shares of Common Stock offered hereby, after payment of fees and expenses, would be approximately [$300] million, assuming full exercise of the Rights. The Rights Offering is, however, not conditioned upon any minimum level of exercise of the Rights, and there can be no assurance that the Company will raise any proceeds from the Rights Offering. RCN has, however, informed the Company that it intends to exercise the Rights it receives for an aggregate
                           subscription price of $[     ] and  that it intends
                           to exercise the Oversubscription Privilege for
                           an aggregate subscription price of approximately
                           $50,000,000 to subscribe for [     ] additional
                           shares of Common Stock. The opportunity to exercise the Oversubscription Privilege is available to all holders of Rights on the same terms. See "The Rights Offering--Subscription Privileges--Oversubscription Privilege."
                           RCN does not intend to purchase any additional Rights through open market purchases or otherwise. The net proceeds, if any, from the Rights Offering will be used for general corporate purposes. Specifically, the Company expects that such proceeds, together with the proceeds from the recently completed sale of the Company's cellular properties, will be used primarily (i) to finance the pending acquisition of Twin
                           County, (ii) to prepay $100,000,000 in aggregate principal amount of the Company's 9.52% Senior Secured Notes due December 1, 2001 (the "Senior Secured Notes"), (iii) to develop Full Service Networks utilizing certain of the Company's cable television and telephone systems or other platforms (such as leased or overbuilt facilities) and (iv) for potential acquisitions, joint ventures and similar strategic investments in the telecommunications industry. Prior to the consummation of the Rights Offering, the Company may prepay the Senior Secured Notes by entering into a short term revolving credit facility on terms the Company believes are favorable and then repay such short term credit facility with the proceeds of the Rights
                           Offering. See "Recent Developments," "Use of Proceeds" and "Corporate Strategy."


Subscription Agent.....  The First National Bank of Boston.  See "Subscription
                           Agent."

Information Agent......  MacKenzie Partners, Inc.  See "Information Agent."

Investment Consider-
  ations...............  There are substantial risks in connection with this offering that should be considered by prospective purchasers. See "Investment Considerations."

                 SELECTED FINANCIAL AND OPERATING INFORMATION


The following selected historical financial information as of and for the periods ended June 30, 1994 and June 30, 1993 is unaudited but, in the opinion of the Company's management, includes all recurring adjustments necessary for a fair presentation of the results of operations for such periods. Information as of and for the six months ended June 30, 1994 and June 30, 1993 has been derived from, and should be read in conjunction with, the Company's unaudited consolidated condensed financial statements for such periods, which are included in the Company's Quarterly Report on Form 10-Q for the six months ended June 30, 1994, as amended on October 28, 1994, which report is incorporated by reference in this Prospectus. The results for such interim periods are not necessarily indicative of the results for the full fiscal year. The information as of and for the three fiscal years ended December 31, 1993 has been derived from, and should be read in conjunction with, the Company's Consolidated Financial Statements for the three fiscal years ended December 31, 1993, which have been audited by independent public accountants and are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, as amended on October 28, 1994, and as further amended on November 10, 1994, which report is incorporated by reference in this Prospectus and the Company's consolidated financial statements for the three fiscal years ended December 31, 1992 which have been audited by independent public accountants and are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 as previously filed with the Commission. The information with respect to the fiscal years ended December 31, 1990 and December 31, 1989 has been derived from, and should be read in conjunction with, the Company's Consolidated Financial Statements for the three fiscal years ended December 31, 1992, 1991 and 1990, which have been audited by independent public accountants and are included in the Company's Annual Reports on Form 10-K for the fiscal years ended December 31, 1992, 1991 and 1990, respectively, as previously filed with the Commission.


                     Summary Financial and Operating Data
          (dollars in thousands except per share and operating data)

                                                                                                             Six Months Ended
                                                                   Year Ended December 31,                      June 30,(1)
                                              -----------------------------------------------------------    ------------------
                                                1989(2)       1990        1991        1992         1993       1993        1994
                                              ---------    ---------   ---------    ---------    --------    -------    -------
Consolidated Statement of Operations Data:
 Sales....................................    $161,005     $200,383    $232,818     $256,564     $283,987   $138,230   $145,114
 Operating income before depreciation
  and amortization........................      65,386       80,638      89,738      105,370      107,644     55,805     58,253
 Depreciation and amortization............      43,673       62,712      78,145       75,289       73,103     36,927     36,690
 Operating income.........................      21,713       17,926      11,593       30,081       34,541     18,879     21,563
 Interest income..........................       1,721        1,321       1,801        2,178        1,609        839      1,250
 Interest expense.........................     (14,632)     (31,889)    (37,472)     (37,321)     (34,204)   (17,147)   (16,333)
 Other income (expense)...................         (11)      (1,242)        685          291        1,408        152        613
 Income (loss) before income taxes........       8,791      (13,884)    (23,393)       1,303        5,342      4,711      7,986
 Provision (benefit) for income taxes.....       3,903       (3,782)     (5,486)       3,284       10,714      4,465      3,973
 Income (loss) before minority interest
  and equity in unconsolidated
  entities................................       4,888      (10,102)    (17,907)      (1,981)      (5,372)       246      4,013
 Income (loss) from continuing operations
  before cumulative effect of
  accounting principle changes............       5,787       (9,594)    (19,415)      (2,061)      (5,486)       279      3,818(3)
 Cumulative effect of changes in
  accounting principles...................          --           --          --           --       (1,163)    (1,163)      (393)
 Net income (loss)........................       4,460       (9,943)    (12,392)      (2,061)      (6,649)      (884)       564
 Net income (loss) per share..............         .27         (.60)       (.75)        (.13)        (.40)      (.05)       .03
 Capital expenditures.....................      52,146       69,657      55,050       51,207       59,142     34,212     27,162
Cable(4):
 Sales....................................      35,868       63,925      76,128       85,299       93,550     46,262     47,402
 Operating expenses(5)....................      37,358       72,747      80,589       85,070       90,931     44,294     44,925
 Operating income before depreciation
  and amortization(5).....................      14,807       28,056      35,401       40,937       44,328     22,784     23,394
 Depreciation and amortization............      16,297       36,878      39,862       40,708       41,709     20,816     20,917
Telephone:
 Sales....................................     110,834      113,104     119,310      123,039      125,293     62,617     61,129
 Operating expenses(5)....................      70,485       71,424      75,599       71,360       75,580     39,214     36,212
 Operating income before depreciation
  and amortization(5).....................      63,481       63,621      67,057       72,285       72,465     35,256     36,413
 Depreciation and amortization............      23,132       21,941      23,346       20,606       22,752     11,853     11,496
Mobile Services:(6)
 Sales....................................       6,466       10,753      13,993       18,687       24,810     10,912     15,165
 Operating expenses(5)....................      10,670       13,551      25,956       27,723       26,354     11,559     13,804
 Operating income (loss) before
  depreciation and amortization(5)........        (933)        (550)      1,442        3,552        5,590      2,931      4,851
 Depreciation and amortization............       3,271        2,248      13,405       12,588        7,134      3,578      3,490
Communication Services:
 Sales....................................       7,837       10,941      14,325       14,015       18,895      8,363      8,931
 Operating expenses(5)....................       8,860       14,425      17,815       15,118       19,923      8,828      9,369
 Operating income (loss) before
  depreciation and amortization(5)........        (924)      (3,351)     (3,287)        (891)        (649)      (299)      (276)
 Depreciation and amortization............          99          133         203          212          379        166        162
Long Distance:
 Sales....................................           -        1,660       9,062       15,445       21,383     10,044     12,470
 Operating expenses(5)....................           -        2,449      10,378       16,957       25,041     10,945     16,000
 Operating income (loss) before
  depreciation and amortization(5)........           -         (742)       (888)      (1,163)      (3,232)      (737)    (3,290)
 Depreciation and amortization............           -           47         428          349          426        164        240
________________________________

  (1)  Unaudited.
  (2) Restated to reflect a disposition accounted for as a discontinued operation.
  (3) Excludes extraordinary charge of $2,861 for debt prepayment penalty.
  (4) Excludes the effects of the Company's pending acquisition of Twin County. For information on the pro forma effect of such pending acquisition, see "Pro Forma Condensed Consolidated Financial Statements."
  (5) Fiscal 1989 amounts have been restated to conform to the presentation in fiscal years 1990 through 1993 which excludes the effects of allocated general corporate expenses on operating income (loss) before depreciation and amortization and on operating expenses.
  (6) On September 9, 1994, the Company completed the sale of its cellular properties to ICN for approximately $182,500, subject to certain adjustments to be made within 90 days after closing estimated to result in approximately $7 million additional proceeds. For information on the pro forma effect of such sale, see "Pro Forma Condensed Consolidated Financial Statements."

                                                                      December 31,                               June 30,(1)
                                             ------------------------------------------------------------    ------------------
                                                1989          1990        1991        1992         1993       1993        1994
                                             ----------    ---------   ---------    ---------    --------    -------    -------
Balance Sheet Data:
 Cash and temporary cash investments.......     6,306       24,057      49,636       58,837      60,182       57,063      47,328
 Total assets..............................   486,850      580,429     596,000      586,366     579,564      620,825     570,865
 Long term debt............................   268,290      364,970     432,482      421,780     409,293      415,310     386,187
 Common shareholders' equity...............    92,591       77,932      69,009       66,824      60,363       65,789      60,927
Operating Data:(1)
Cable Systems(2):
 Homes passed..............................   286,289      322,755     334,461      343,871     354,035      349,209     355,595
 Basic Subscribers (approximate)(3)........   175,000      197,000     207,000      218,000     224,000      228,000     236,000
 Premium revenue per average
  subscriber per month.....................     $7.75        $7.37       $6.61        $6.31       $6.01        $5.97       $5.52
Telephone:
 Access lines - business (approximate).....    32,000       37,000      38,000       41,000      44,000       42,000      47,000
 Access lines - residential
  (approximate)............................   152,000      157,000     160,000      163,000     167,000      165,000     168,000
 Access lines total (approximate)..........   184,000      194,000     198,000      204,000     211,000      207,000     215,000
 Average daily carrier access
   minutes of use(4)....................... 1,705,313    1,789,721   1,884,622    1,940,051   2,146,046    2,088,263   2,324,579
 Telephone employees.......................       763          665         635          610         608          616         609
 Telephone employees per 10,000
   access lines............................     41.47        34.28       32.07        29.90       28.82        29.76       28.33
________________________________

  (1)  Unaudited.
  (2)  Excludes the effects of the Company's pending acquisition of Twin
       County.
  (3) A home with one or more television sets connected to a cable television system is counted as one basic subscriber.
  (4) Access minute data was derived from the Telephone Group's revenue system for all toll jurisdictions and divided by 365 to determine average daily usage.


                             INVESTMENT CONSIDERATIONS

      Each prospective purchaser should carefully examine all of the information contained in this Prospectus and should give particular consideration to the following risk factors:

Operating Losses

      The Company has experienced losses from continuing operations since 1990 and may incur losses from continuing operations in the future. The Company incurred losses of $6,649,000, $2,061,000, $19,415,000 and $9,594,000 for the
years ended December 31, 1993, 1992, 1991 and 1990, respectively. There can be no assurance as to when, if ever, the Company will recognize a profit from continuing operations.

Dividend Policy and Restrictions

      Since 1989, the Company has maintained a policy of not paying cash dividends. The Company does not intend to alter this policy in the foreseeable future. Certain debt instruments to which the Company is a party contain restrictions on the payment of cash dividends on Company Stock.

Indefinite Amount and Use of Proceeds


      The net cash proceeds from the Rights Offering after payment of fees and expenses would be approximately [$300] million, assuming full exercise of all Rights. The Rights Offering is, however, not conditioned upon any minimum level of exercise of the Rights. Consequently, there can be no assurance that the Company will raise any proceeds from the Rights Offering. RCN has, however, informed the Company that it intends to exercise the Rights it
receives for an aggregate subscription price of $[   ] and that it intends to
exercise the Oversubscription Privilege for an aggregate subscription price of approximately $50,000,000 to subscribe for [ ] additional shares of Common Stock. RCN does not intend to purchase any additional Rights through open market purchases or otherwise.


      The Company expects to use the net proceeds, if any, from the Rights Offering to further its corporate strategy. More specifically, the Company expects to use such proceeds, together with the proceeds from the recently completed sale of the Company's cellular properties, (i) to finance the acquisition of Twin County, (ii) to prepay $100,000,000 in aggregate principal amount of the Company's 9.52% Senior Secured Notes due December 1, 2001, (iii) to develop Full Service Networks utilizing certain of the Company's cable television and telephone systems or other platforms (such as leased or overbuilt facilities) and (iv) for potential acquisitions, joint ventures and other similar strategic investments in the telecommunications industry. Prior to the consummation of the Rights Offering, the Company may prepay the Senior Secured Notes by entering into a short term revolving credit facility on terms the Company believes are favorable and then repay such short term credit facility with the proceeds of the Rights Offering. See "Recent Developments," "Use of Proceeds," and "Corporate Strategy". The Company's plans for the establishment of such Full Service Networks are still being developed and are subject to a number of variables, not all of which are within the control of the Company.

      The Company's ability to grow through acquisitions, joint ventures and similar strategic investments in the telecommunications industry will depend on the availability of reasonably priced properties, joint venture opportunities and investments and on the Company's ability to compete successfully for such properties, opportunities and investments against other companies, including companies with greater financial resources than the Company. Although the Company is exploring a number of possible transactions, the Company has no commitment for any material acquisition, joint venture or investment, other than the pending acquisition of Twin County described in "Recent Developments," and there can be no assurance that appropriate acquisition, joint venture and investment opportunities will arise in the future. The Company desires to position itself to take advantage of strategic opportunities as they arise. The Company cannot predict with any degree of precision how much capital will be needed for this purpose because of the uncertainty as to what opportunities, if any, will arise. If the Company does not raise adequate capital through the Rights Offering to pursue opportunities that may arise and that further its corporate strategy, the Company may attempt to raise capital through other means.

      Although substantially all of the proceeds from the Rights Offering and the cellular sale are intended to be applied toward effecting the Company's corporate strategy, such proceeds are not otherwise being designated for any more specific purpose. Pending their utilization for other corporate purposes, the Company expects to invest the proceeds from the Rights Offering and the cellular sale primarily in Treasury obligations, money market instruments and other similar securities.

Highly Competitive Industry

      The Company engages in various aspects of the telecommunications industry, and certain of the businesses in which it engages are in highly competitive sectors of the industry. In addition, as a result of technological, regulatory and other legal developments, the Company faces the risk of new or increased competition in virtually all businesses in which it engages. Although these developments are expected to provide new opportunities for the Company, it is not possible to predict their future effect on the telecommunications industry in general or on the Company in particular.

Effect of Regulation


      Most of the businesses operated by the Company are subject to extensive regulation. In recent years, the Company's Cable Group, like other operators of cable television systems, has become subject to extensive regulation at the federal, state and local levels. Many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proceedings or proposals. On October 5, 1992, Congress passed the Cable Television Consumer Protection and Competition Act of 1992 (the "Cable Act") which significantly expanded the scope of regulation of certain subscriber rates and a number of other matters in the cable industry, such as mandatory carriage of local broadcast stations and retransmission consent, and which will increase the administrative costs of complying with such regulations. On April 1, 1993, the Federal Communications Commission (the "FCC") adopted its initial regulations on cable television rates, and on February 22, 1994, the FCC adopted revised rate regulations that became effective on May 15, 1994.

      The Company anticipates that certain provisions of the Cable Act that do not relate to rate regulation -- such as the provisions relating to retransmission consent and customer service and technical standards -- will reduce the operating margins of the Company's Cable Group. Otherwise, the Company is currently unable to predict the effect that implementation of the rate regulations and other provisions of the Cable Act will have on its business and results of operations in future periods. No assurance can be given at this time that such matters will not have a material adverse effect on the Company's business and results of operations in the future. Also, no assurance can be given as to what other future actions Congress, the FCC or other regulatory authorities may take or the effects thereof on the cable industry in general or on the Company in particular.

      The Cable Group's performance is dependent to a large extent on its ability to obtain and renew its franchise agreements from local government authorities on acceptable terms. To date, all of the Group's franchises have been renewed or extended, generally at or prior to their stated expirations and on acceptable terms. No assurance can be given in this regard as to future franchise renewals. No one franchise accounts for more than 10% of the Group's total revenue.

      The Company's local exchange telephone subsidiary, Commonwealth Telephone Company ("CTCo"), is subject to a rate-making process regulated by the Pennsylvania Public Utility Commission ("PPUC"). Consequently, the ability of the Company's Telephone Group to generate increased income and cash flow is largely dependent on its ability to increase its subscriber base, obtain higher message volumes and control its expenses. During 1993, the PPUC conducted an investigation of the appropriateness of CTCo transactions with affiliates and analyzed the earnings of CTCo. Following this investigation CTCo and the PPUC entered into an agreement imposing certain requirements and restrictions on CTCo. Among other things, CTCo agreed to provide its residential customers the enhancement of touch-tone service free of charge beginning February 1, 1994. The agreement also states that, barring unforeseen regulatory changes, CTCo will not increase basic service rates prior to January 1, 1997. The PPUC has also required CTCo to permit only income taxes actually paid to be recognized as a cost of service.
Accordingly, subsequent to December 31, 1993, the Company will not record deferred income taxes on certain temporary differences. These requirements and restrictions are not expected to have a material adverse effect on the Company.

Control by Principal Shareholder

      On most matters, including the election of directors, the holders of Common Stock and the holders of Class B Stock vote as a class with each share of Common Stock entitled to one vote and each share of Class B stock entitled to 15 votes. RCN controls over 50% of the total votes of all outstanding shares of Company Stock. Consequently RCN is able to elect a majority of the members of the Board of Directors of the Company and thereby control the Company's policies and operations. In addition, RCN's share ownership gives it the ability to control certain corporate actions requiring shareholder approval. RCN will continue to control over 50% of the total votes of all outstanding shares of Company Stock after the Rights Offering and if no
holders of Rights other than RCN exercise their Rights, RCN will own [   ]% of
the Common Stock, 59.6% of the Class B Stock and [   ]% of the combined votes
of all Company Stock. The control of the Company by RCN may tend to deter nonnegotiated tender offers or other efforts to obtain control of the Company and thereby deprive shareholders of opportunities to sell shares at prices higher than those prevailing in the market.

Relationship with RCN; Conflicts of Interest; Noncompetition Agreement

      RCN is a subsidiary of Kiewit Diversified Group, Inc. ("KDG"), which is a wholly owned subsidiary of Peter Kiewit Sons', Inc. ("PKS"). KDG owns 90% of RCN, and David C. McCourt, Chairman and Chief Executive Officer of the Company, owns the remaining 10% of RCN. KDG owns approximately 70% of and controls MFS Communications Company, Inc. ("MFS"). MFS provides a variety of telecommunications services, primarily over its digital fiber optic telecommunications networks. Certain of the officers and directors of the Company are also officers or directors of PKS, KDG, RCN and MFS. As a result of the common control of the Company and MFS, possible conflicts of interest could arise, for example, if either the Company or MFS were presented with the opportunity to engage in a business competing with the other or if the Company and MFS were to enter into a business relationship together. Potential conflicts of interest will be dealt with on a case-by-case basis taking into consideration relevant factors including the requirements of NASDAQ and prevailing corporate practices.

      The Company and PKS have entered into a Noncompetition Agreement dated as of May 26, 1993. The Noncompetition Agreement provides, among other things, that until the earlier to occur of (i) the tenth anniversary of the date of the Noncompetition Agreement and (ii) the date on which PKS ceases to own at least 30% of the issued and outstanding shares of common stock of MFS, PKS will not, and will cause its subsidiaries and affiliates (which would include the Company), not to compete directly or indirectly with MFS for the provision of certain telecommunications services to business or government users. In addition, PKS will not, and will cause its subsidiaries not to compete against MFS in the network systems integration and facilities management businesses with certain limited exceptions.

Uncertain Market for Rights

      Certain registered broker-dealers have indicated to the Company that they intend to make a market in the Rights. No assurance can be given, however, regarding whether a market for the rights will develop and, if one does develop, how long it will continue or the prices at which the Rights will trade from time to time in relation to the Common Stock. Moreover, because the Rights are new securities, the trading markets, if any, for the Rights may be volatile. There also can be no assurance that the shares of Common Stock issuable upon exercise of the Rights will trade at or above the Subscription Price.

Dilution

      Holders who do not exercise their Rights will experience a decrease in their proportionate interest in the equity ownership and voting power of the Company. The sale of the Rights may not compensate a holder for all or any part of any reduction in the market value of such shareholder's Company Stock resulting from the Rights Offering. Shareholders who do not exercise or sell their Rights will relinquish any value inherent in the Rights. Accordingly, holders are strongly urged to exercise or sell their Rights.

      The Subscription Price per share of Common Stock exceeds the net tangible book value per share of Company Stock. Accordingly, the purchasers of the Common Stock in the Rights Offering will experience immediate and substantial dilution. See "Dilution."


      Based on the 7,962,266 shares of Common Stock and 8,547,327 shares of Class B Stock outstanding as of November 10, 1994, the consummation of the Rights Offering would result (on a pro forma basis as of such date and assuming no additional Rights are issued as a result of rounding the number of Rights distributed to holders up to the nearest whole number) in an increase of 14,858,634 shares of Common Stock outstanding.


Market Considerations

      There can be no assurance that the market price of the Common Stock will not decline during the period the Rights are outstanding or that, following the issuance of the Rights and the sale of the Underlying Shares upon exercise of Rights, a subscribing Rights holder will be able to sell shares purchased in the Rights Offering at a price equal to or greater than the Subscription Price. Once a holder of Rights has exercised the Basic Subscription Privilege or the Oversubscription Privilege, such exercise may not be revoked. Moreover, until certificates are delivered, subscribing Rights holders may not be able to sell the shares of Common Stock that they have purchased in the Rights Offering. Certificates representing shares of Common Stock purchased pursuant to the Basic Subscription Privilege will be delivered as soon as practicable after the corresponding Rights have been validly exercised and full payment for the shares has been received and cleared. For shares purchased pursuant to the Oversubscription Privilege, delivery of certificates will occur as soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected.

      No interest will be paid to Rights holders on funds delivered to the Subscription Agent pursuant to the exercise of Rights pending delivery of Underlying Shares.


                                USE OF PROCEEDS


      The net cash proceeds from the Rights Offering after payment of fees and expenses would be approximately [$300] million, assuming full exercise of all Rights. The Rights Offering is, however, not conditioned upon any minimum level of exercise of the Rights, and there can be no assurance that the Company will raise any proceeds from the Rights Offering. RCN has, however, informed the Company that it intends to exercise the Rights it receives for an aggregate subscription price of $[ ] and that it intends to exercise the Oversubscription Privilege for an aggregate subscription price
of approximately $50,000,000 to subscribe for [    ] additional shares of
Common Stock. The opportunity to exercise the Oversubscription Privilege is available to all holders of Rights on the same terms. See "The Rights Offering--Subscription Privileges--Oversubscription Privilege." RCN does not intend to purchase any additional Rights through open market purchases or otherwise.


      The net proceeds, if any, from the Rights Offering will be used for general corporate purposes. In the event that all Rights are not exercised the Company expects that, consistent with its corporate strategy as described below, the proceeds, together with the proceeds from the recently completed sale of the Company's cellular properties, will be used, first, to finance the pending acquisition of Twin County, second, to prepay $100,000,000 in aggregate principal amount of the Company's 9.52% Senior Secured Notes due December 1, 2001 (the "Senior Secured Notes"), third, to develop Full Service Networks utilizing certain of the Company's cable television and telephone systems or other platforms (such as leased or overbuilt facilities) and, fourth, for potential acquisitions, joint ventures and similar strategic investments in the telecommunications industry. See "Recent Developments" and "Corporate Strategy". The Company desires to position itself to take advantage of strategic opportunities as they arise. The Company cannot predict with any degree of precision how much capital will be needed for this purpose because of the uncertainty as to what opportunities will arise. If the Company does not raise adequate capital through the Rights Offering to pursue opportunities that may arise and that further its corporate strategy, the Company may attempt to raise capital through other means.

      Prior to the consummation of the Rights Offering, the Company may prepay the Senior Secured Notes by entering into a short term revolving credit facility on terms the Company believes are favorable and then repay such short term credit facility with the proceeds from the Rights Offering. The Company intends to prepay the Senior Secured Notes in order to eliminate certain restrictive covenants in those securities that could inhibit the Company's ability to pursue its corporate strategy. In order to prepay the Senior Secured Notes, the Company is required to pay the holders of those notes a "make whole amount." The Company estimates that the make whole amount will be approximately $5,000,000 in aggregate.

                              CORPORATE STRATEGY

      The Company believes that the long term competitiveness of telecommunications systems will be based upon the capacity to provide Full Service Networks. Present basic telecommunications services such as cable television and telephone are provided over separate networks and the businesses of delivering these services have distinct and different attributes. Cable television (video) services are typically delivered over a broad band, one-way network with revenues generated principally on a subscription basis. Telephone (voice and data) service is provided over a two-way, narrow band network with revenues generated both on a subscription and a transaction basis. Full Service Networks will combine key attributes of both types of networks and businesses including the high capacity of cable television networks and the access to switching of telephone networks. Additionally, the Company believes these services (as well as various new services) will generate revenues on both a subscription and a transaction basis.

      The Company believes that because of its experience in the design, construction and operation of both telephone and cable television systems it is well positioned to implement competitive Full Service Networks designed around such systems as well as other platforms. The Company has been in the cable television business for nearly 15 years and has grown to be among the top 35 multiple system operators in the country. The Company has been in the telephone business for nearly 100 years. The Company believes that compared to telephone systems of similar or greater size its telephone operations have been among the most efficient in the United States as measured by employees per 10,000 access lines and as measured by trouble reports.

      The Company intends to develop Full Service Networks utilizing certain of the Company's cable television and telephone systems or other platforms and to expand the footprint available for upgrade through acquisitions, joint ventures and similar strategic investments in the telecommunications industry. The Company intends to implement these expanded services at an early stage relative to its competitors. The Company also intends to explore opportunities to expand its business into international markets.

      The Company believes that there will be acquisition and joint venture opportunities involving system operators which do not otherwise have the resources or expertise to effectively develop competitive networks. With adequate capital resources the Company believes it will be well positioned to take advantage of such opportunities as they arise. Although the Company is exploring a number of possible transactions, the Company has no commitment for any material acquisition, joint venture or investment, other than the pending acquisition of Twin County described in "Recent Developments," and there can be no assurance that appropriate acquisition, joint venture and investment opportunities will arise in the future.

                            RECENT DEVELOPMENTS

      The Mobile Services Group previously operated cellular telephone systems in MSAs and RSAs throughout eight counties in Northeastern and Central Pennsylvania and 24 counties in Southwest Iowa, serving a total population of 1.5 million. On September 9, 1994, the Company completed the sale of its cellular properties to ICN for approximately $182.5 million subject to certain adjustments to be made within 90 days after closing estimated to result in approximately $7 million of additional proceeds.
For information on the pro forma effect of such sale, see "Pro Forma Condensed Consolidated Financial Statements."

      C-TEC Cable Systems, Inc., a wholly owned subsidiary of the Company, has entered into a Merger Agreement (the "Merger Agreement") with Twin County Trans Video, Inc. ("Twin County") and Bark Lee Yee, Stella C. Yee, Susan C. Yee, Raymond C. Yee and Kenneth C. Yee, shareholders of Twin County, and Robert G. Tallman, as trustee of a trust holding certain shares of Twin County common stock. Founded in 1962, Twin County is one of the nation's oldest cable companies and is currently one of the top 100 cable companies in the United States. Twin County serves over 50 contiguous franchises, providing cable television service to approximately 74,000 subscribers in the Greater Lehigh Valley area of Pennsylvania, situated within 75 miles of the New York, Philadelphia, and Wilkes-Barre metropolitan areas.

      Under the terms of the Merger Agreement Twin County will merge with and into C-TEC Cable Systems of Pennsylvania, Inc., a wholly owned subsidiary of C-TEC Cable Systems, Inc. The transaction is subject to regulatory approval and certain other conditions. For information on the pro forma effect of such pending acquisition, see "Pro Forma Condensed Consolidated Financial Statements."

      The aggregate consideration for the acquisition of all the capital stock of Twin County and for certain related noncompetition agreements will be cash of approximately $47.5 million, a promissory note of $4 million, and exchangeable preferred stock of C-TEC Cable Systems, Inc. with an aggregate liquidation preference of $52 million (the "Cable Preferred
Stock").  The Cable Preferred Stock consists of Cable Preferred Stock
Series A shares with a total liquidation preference of $41 million (the
"Cable Preferred Stock Series A") and Cable Preferred Stock Series B shares with a total liquidation preference of $11 million (the "Cable Preferred
Stock Series B"). The cash portion of the purchase price is subject to certain adjustments, which are not estimated to be material, based on the excess of Twin County's liabilities over its cash balance at the closing date.

     The dividend rate on each series of Cable Preferred Stock is 5% per annum of the liquidation preference, and unpaid dividends are cumulative.
Beginning three years from the closing date of the acquisition and expiring ten years from such closing date, the holders of Cable Preferred Stock
Series A acting unanimously may exchange their Cable Preferred Stock with the Company for 1,171,428 shares of common stock of the Company (the
"Series A Exchange Shares") and the holders of Cable Preferred Stock Series
B acting unanimously may exchange their Preferred Stock with the Company for 285,714 shares of common stock of the Company (the "Series B Exchange Shares"). During the same time period, the Company may elect to acquire all, but not less than all of either or both series of Cable Preferred
Stock as follows: (i) if the market value of the Exchange Shares for such series at the time of election is greater than or equal to the aggregate liquidation preference for such series, the consideration shall be the Exchange Shares for such series and (ii) if the market value of the Exchange Shares for such series at the time of election is less than the aggregate liquidation preference for such series, the consideration shall be, at the holders' option, either (x) an amount of cash equal to the aggregate liquidation preference for such series or (y) the Exchange Shares for such series. If at the end of such period, neither the holders of the Cable Preferred Stock nor the Company has made any of the elections described above, then the holders of the Cable Preferred Stock acting unanimously may elect to sell such stock to the Company for $52 million.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      The principal market for the Common Stock is NASDAQ. The following table indicates the high and low per-share sales prices for the Common Stock as reported by NASDAQ for the periods indicated
                                                       High        Low
                                                      ------      -----

1992
      First Quarter...............................    $16.25      $14.50
      Second Quarter..............................     15.00       10.75
      Third Quarter...............................     14.00        9.75
      Fourth Quarter..............................     15.25       10.00
1993
      First Quarter...............................     17.75       13.50
      Second Quarter..............................     25.00       15.75
      Third Quarter...............................     28.00       23.50
      Fourth Quarter..............................     33.50       23.75
1994
      First Quarter...............................     31.00       27.25
      Second Quarter..............................     28.50       24.50
      Third Quarter...............................     29.50       21.25
      Fourth Quarter(1)...........................    [28.25]     [23.00]
_______________

(1)  Through the close of business on November 10, 1994.


      Since 1989, the Company has maintained a policy of not paying cash dividends. The Company does not intend to alter this policy in the foreseeable future. Certain debt instruments to which the Company is a party contain restrictions on the payment of cash dividends on the Company's Common Stock.

                                   DILUTION


      The pro forma net tangible book value of the shares of Company Stock as of June 30, 1994, reflecting the sale of the cellular properties and the pending acquisition of Twin County, was approximately $23 million, or $1.28 per share assuming the exchange of the Cable Preferred Stock to be issued in the pending Twin County acquisition. See "Pro Forma Condensed Consolidated Financial Statements." "Net tangible book value" per share represents the amount of total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of Company Stock outstanding, assuming the Cable Preferred Stock to be issued in connection with the pending Twin County acquisition had been exchanged with the Company for 1,457,142 newly issued shares of Common Stock. After giving effect to the sale by the Company of the 14,858,634 shares of Common Stock offered hereby (assuming full exercise of the Rights) and after deducting the estimated offering expenses, the adjusted pro forma net tangible book value of the Company as of June 30, 1994 would have been approximately $[ ], or $[ ] per share, representing an immediate and substantial dilution of $[ ] per share in respect of shares of Common Stock purchased pursuant to this Rights Offering. The following table illustrates this per share dilution:

Subscription Price.........................................          $[     ]
  Pro forma net tangible book value per share
    before offering........................................  $1.28
  Increase per share attributable to shareholders
    exercising Rights......................................   [     ]
Adjusted pro forma net tangible book value per share
    after offering.........................................           [     ]
Dilution to shareholders exercising Rights(1)..............          $[     ]
                                                                     ========

- -------------
(1) Dilution is determined by subtracting the pro forma net tangible book value per share from the Subscription Price paid by an investor for a share of Common Stock in the Rights Offering.


      The foregoing assumes no exercise of the options issued to officers of the Company under its stock option plan. As of November 10, 1994, options to purchase 715,500 shares of Common Stock were outstanding with a weighted average exercise price of $23.72 per share. In addition, the Company has granted options to purchase 250,000 shares of Common Stock to an executive officer. The exercise price of such options will be the market price of the Common Stock on a date specified in early 1995.

                              THE RIGHTS OFFERING

The Rights


      The Company is distributing transferable Rights at no cost to the record holders ("Holders") of outstanding shares of Company Stock as of November 10, 1994 (the "Record Date"). The Company will distribute nine Rights for every ten shares of Company Stock held on the Record Date.
The Rights will be evidenced by transferable subscription certificates (the "Subscription Certificates") and each such Right entitles the holder thereof to subscribe for one share of Common Stock.


      The Subscription Price of $________ per share of Common Stock represents a discount of __% from the closing price of $______ for the Common Stock as quoted on NASDAQ on November 10, 1994, the day of the commencement of the Rights Offering. There can be no assurance that the Common Stock will trade at prices above the Subscription Price. See "Investment Considerations--Uncertain Market for Rights."

      No fractional Rights or cash in lieu thereof will be issued or paid.
The number of Rights distributed to each Holder will be rounded up to the nearest whole number. No Subscription Certificate may be divided in such a way as to permit the holder of such certificate to receive a greater number of Rights than the number to which such Subscription Certificate entitles its holder, except that a depository, bank, trust company, or securities broker or dealer holding shares of Company Stock on the Record Date for more than one beneficial owner may, upon proper showing to the Subscription Agent, exchange its Subscription Certificate to obtain a Subscription Certificate for the number of Rights to which all such beneficial owners in the aggregate would have been entitled had each been a Holder on the Record Date. The Company reserves the right to refuse to issue any such Subscription Certificate if such issuance would be inconsistent with the principle that each beneficial owner's holdings will be rounded up to the nearest whole Right.

      Because the number of Rights distributed to each record holder will be rounded up to the nearest whole number, beneficial owners of Company Stock who are also the record holders of such shares will receive more Rights under certain circumstances than beneficial owners of Company Stock who are not the record holders of their shares and who do not obtain (or cause the record holder of their shares of Company Stock to obtain) a separate Subscription Certificate with respect to the shares beneficially owned by them, including shares held in an investment advisory or similar account. To the extent that record holders of Company Stock or beneficial owners of Company Stock who obtain a separate Subscription Certificate receive more Rights, they will be able to subscribe for more shares pursuant to the Basic Subscription Privilege and, in the event shares subscribed for pursuant to the Oversubscription Privilege are prorated, such record holders or beneficial owners will be able to subscribe for more shares pursuant to the Oversubscription Privilege.


      The issuance by the Company of shares of Common Stock pursuant to the Rights Offering is not conditioned upon the subscription of any minimum number of shares of Common Stock by holders of the Rights, and no assurance can be given that the Company will raise any proceeds from the Rights Offering. RCN has, however, informed the Company that it intends to exercise the Rights it
receives for an aggregate subscription price of $[   ] and that it intends to
exercise the Oversubscription Privilege for an aggregate subscription price of approximately $50,000,000 to subscribe for [ ] additional shares of Common Stock. The opportunity to exercise the Oversubscription Privilege is available to all holders of Rights on the same terms. See "The Rights Offering--Subscription Privileges--Oversubscription Privilege." RCN does not intend to purchase any additional Rights through open market purchases or otherwise.


      BEFORE EXERCISING OR SELLING ANY RIGHTS, POTENTIAL INVESTORS ARE URGED TO READ CAREFULLY THE INFORMATION SET FORTH UNDER "INVESTMENT CONSIDERATIONS."

Expiration Date


      The Rights will expire at 5:00 p.m., New York City time, on December 1, 1994, unless extended (as it may be extended, the "Expiration Date"). After such time, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after 5:00 p.m., New York City time, on the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below.


Subscription Privileges

      Basic Subscription Privilege. Each Right will entitle the holder thereof to receive, upon payment of the Subscription Price, one share of Common Stock (the "Basic Subscription Privilege"). Certificates representing shares of Common Stock purchased pursuant to the Basic Subscription Privilege will be delivered to subscribers as soon as practicable after the corresponding Rights have been validly exercised and full payment for shares has been received and cleared.

      Oversubscription Privilege. Subject to the allocation described below, each Right also carries the right to subscribe at the Subscription Price for additional shares of Common Stock (the "Oversubscription Privilege") up to the amount offered hereby. All beneficial holders who exercise the Basic

Subscription Privilege in full will be entitled to exercise the Oversubscription Privilege.

      Underlying Shares will be available for purchase pursuant to the Oversubscription Privilege only to the extent that any Underlying Shares are not subscribed for through the Basic Subscription Privilege. If the Underlying Shares not subscribed for through the Basic Subscription Privilege (the "Excess Shares") are not sufficient to satisfy all subscriptions pursuant to the Oversubscription Privilege, the Excess Shares will be allocated pro rata (subject to the elimination of fractional shares) among those holders of Rights exercising the Oversubscription Privilege, in proportion, not to the number of shares requested pursuant to the Oversubscription Privilege, but to the number of shares each beneficial holder exercising the Oversubscription Privilege has purchased pursuant to the Basic Subscription Privilege; provided, however, that if such pro rata allocation results in any Rights holder being allocated a greater number of Excess Shares than such holder subscribed for pursuant to the exercise of such holder's Oversubscription Privilege, then such holder will be allocated only such number of Excess Shares as such holder subscribed for and the remaining Excess Shares will be allocated among all other holders exercising the Oversubscription Privilege. Certificates representing shares of Common Stock purchased pursuant to the Oversubscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected.

      Banks, brokers and other nominee holders of Rights who exercise the Basic Subscription Privilege and the Oversubscription Privilege on behalf of beneficial owners of Rights will be required to certify to the Subscription Agent and the Company, in connection with the exercise of the Oversubscription Privilege, as to the aggregate number of Rights that have been exercised and the number of Underlying Shares that are being subscribed for pursuant to the Oversubscription Privilege by each beneficial owner of Rights on whose behalf such nominee holder is acting.

Exercise of Rights

      Rights may be exercised by delivering to The First National Bank of Boston (the "Subscription Agent"), at or prior to 5:00 p.m., New York City time, on the Expiration Date, the properly completed and executed Subscription Certificate evidencing such Rights with any signatures required to be guaranteed so guaranteed, together with payment in full of the Subscription Price for each Underlying Share subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege. Any Rights holder subscribing for an aggregate of more than 5000 Underlying Shares pursuant to the Oversubscription Privilege prior to the Expiration Date shall not be required to deliver payment for such number of Underlying Shares in excess of 5000 until the Expiration Date. The Company, in its sole discretion, may determine to waive payment for such excess number of Underlying Shares until after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected. All payments must be by (a) check or bank draft drawn upon a U.S. bank or postal or express money order payable to The
First National Bank of Boston, as Subscription Agent, or (b) by wire transfer of same-day funds, in which case please contact the Subscription Agent at (617) 575-2700 for such information. Payments will be deemed to have been received by the Subscription Agent only upon (i) clearance of any uncertified check, (ii) receipt by the Subscription Agent of any certified check or bank draft upon a U.S. bank or of any postal or express money order or (iii) receipt of good funds in the Subscription Agent's account designated above. If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, holders of Rights who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

      The address to which the Subscription Certificates and payment of the Subscription Price should be delivered is:

            By Mail:

            The First National Bank of Boston
            P.O. Box 1872
            Mail Stop 45-01-19
            Boston, Massachusetts
            02105-1872

            By Hand:

            BancBoston Trust Company of
              New York
            55 Broadway
            3rd Floor
            New York, New York
            10006

            By Overnight Courier:

            The First National Bank of Boston
            Shareholder Services Division
            150 Royall Street
            Mail Stop 45-01-19
            Canton, Massachusetts
            02021

If a Rights holder wishes to exercise Rights, but time will not permit such holder to cause the Subscription Certificate or Subscription Certificates evidencing such Rights to reach the Subscription Agent on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

          (i) such holder has caused payment in full of the Subscription Price for each Underlying Share being subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege (subject to the right of the Company to waive advance payment in respect of the Oversubscription Privilege as described above) to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Date;

         (ii) the Subscription Agent receives, on or prior to the Expiration Date, a guarantee notice ("Notice of Guaranteed Delivery"), substantially in the form provided with the instructions as to use of C-TEC Corporation Subscription Certificates (the "instructions") distributed with the Subscription Certificates, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. ("NASD"), or from a commercial bank or trust company having an office or correspondent in the United States or from a bank, stockbroker, savings and loan association or credit union with membership in an approved signature guarantee medallion program, pursuant to Rule 17Ad-15 of the Exchange Act
      (each, an "Eligible Institution"), stating the name of the exercising Rights holder, the number of Rights represented by the Subscription Certificate or Subscription Certificates held by such exercising
      Rights holder, the number of Underlying Shares being subscribed for pursuant to the Basic Subscription Privilege and the number of Underlying Shares, if any, being subscribed for pursuant to the Oversubscription Privilege, and guaranteeing the delivery to the Subscription Agent of any Subscription Certificate evidencing such Rights within five NASDAQ trading days following the Expiration Date; and


        (iii) the properly completed Subscription Certificate evidencing the Rights being exercised, with any signatures required to be guaranteed so guaranteed, is received by the Subscription Agent within five NASDAQ trading days following the Expiration Date. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificates at the address set forth above, or may be transmitted to the Subscription Agent by facsimile transmission (telecopy no. (617) 575-2232 or -2233). Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Information Agent, whose address and telephone number are set forth under "Information Agent."


      Funds received in payment of the Subscription Price for Excess Shares subscribed for pursuant to the Oversubscription Privilege will be held in a segregated account pending issuance of such Excess Shares. If a Rights holder exercising the Oversubscription Privilege is allocated less than all of the shares of Common Stock which such holder subscribed for pursuant to the Oversubscription Privilege, the excess funds paid by such holder in respect of the Subscription Price for shares not issued shall be returned by mail without interest or deduction as soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected.

      Unless a Subscription Certificate (i) provides that the shares of Common Stock to be issued pursuant to the exercise of Rights represented thereby are to be delivered to the record holder of such Rights or (ii) is submitted for the account of an Eligible Institution, signatures on such Subscription Certificate must be guaranteed by an Eligible Institution or other eligible guarantor institution which is a member of or a participant in a medallion guarantee program acceptable to the Subscription Agent.

      Holders who hold shares of Company Stock for the account of others, such as brokers, trustees or depositories for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of such Rights should complete Subscription Certificates and submit them to the Subscription Agent with the proper payment. In addition, beneficial owners of Common Stock or Rights held through a record holder should contact the holder and request the holder to effect transactions in accordance with such beneficial owner's instructions.

      The instructions accompanying the Subscription Certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE COMPANY.

      THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, YOU ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

      All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determinations will be final and binding. The Company in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion. Neither the Company, the Subscription Agent, nor the Information Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.

      Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery should be directed to the Information Agent, MacKenzie Partners, Inc., at its address set forth under "Information Agent" (telephone: (212) 929-5500 or (800) 322-2885).

No Revocation

      ONCE A HOLDER OF RIGHTS HAS EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE AND/OR THE OVERSUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED.

Method of Transferring Rights

      Rights may be purchased or sold through usual investment channels, including banks and brokers. It is anticipated that the Rights will be traded on NASDAQ under the symbol "CTEXR." Rights also may be sold in over-the-counter and private sales transactions. Certain registered broker-dealers have indicated that they intend to make a market in the Rights during the period the Rights are outstanding. No assurance can be given, however, that a market for the Rights will develop or, if such a market develops, as to how long it will continue.

      The Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the instructions accompanying the Subscription Certificate. A portion of the Rights evidenced by a single Subscription Certificate (but not fractional Rights) may be transferred by delivering to the Subscription Agent a Subscription Certificate properly endorsed for transfer, with instructions to register such portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing such transferred Rights). In such event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Rights holder or, if the Rights holder so instructs, to an additional transferee.

      The Rights evidenced by a Subscription Certificate also may be sold, in whole or in part, through the Subscription Agent by delivering to the Subscription Agent such Subscription Certificate properly executed for sale by the Subscription Agent. If only a portion of the Rights evidenced by a single Subscription Certificate are to be sold by the Subscription Agent, such Subscription Certificate must be accompanied by instructions setting forth the action to be taken with respect to the Rights that are not to be sold. If the Rights can be sold, sales of such Rights will be deemed to have been effected at the weighted average price received by the Subscription Agent on the day such Rights are sold, less any applicable brokerage commissions, taxes and other direct expenses of sale. Promptly following the settlement of such sale, the Subscription Agent will send the Rights holder a check for the net proceeds (after deduction of any applicable brokerage commissions, taxes and other direct expenses of the sale) from the sale of any Rights sold. The Company will pay the fees charged by the Subscription Agent for effecting such sales. Orders to sell Rights must be received by the Subscription Agent prior to 11:00 a.m., New York City time, on November 23, 1994, and the Subscription Agent's obligation to execute orders is subject to its ability to find buyers.

      Holders wishing to transfer all or a portion of their Rights (but not fractional Rights) should allow a sufficient amount of time prior to the Expiration Date for (i) the transfer instructions to be received and processed by the Subscription Agent, (ii) a new Subscription Certificate to be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and
(iii) the Rights evidenced by such new Subscription Certificates to be exercised or sold by the recipients thereof. Neither the Company nor the Subscription Agent shall have any liability to a transferee or transferor of Rights if Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.

      Except for the fees charged by the Subscription Agent (which will be paid by the Company as described above), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

Procedures for Book Entry Transfer Facility Participants

      The Company anticipates that the Rights will be eligible for transfer through, and that the exercise of the Basic Subscription Privilege (but not the Oversubscription Privilege) may be effected through, the facilities of the Depository Trust Company, Midwest Securities Trust Company and Philadelphia Depository Trust Company (collectively, the "Book Entry Facilities"; Rights exercised through any such facility are referred to as "Book Entry Exercised Rights"). The holder of a Book Entry Exercised Right may exercise the Oversubscription Privilege in respect of such Book Entry Exercised Right by properly executing and delivering to the Subscription Agent, at or prior to 5:00 p.m., New York City time, on the Expiration Date, a Nominee Holder Oversubscription Form, together with payment of the Subscription Price for the number of Underlying Shares for which the Oversubscription Privilege is to be exercised. Any Rights holder subscribing for an aggregate of more than 5000 Underlying Shares pursuant to the Oversubscription Privilege prior to the Expiration Date shall not be required to deliver payment for such number of Underlying Shares in excess of 5000 until the Expiration Date. The Company, in its sole discretion, may determine to waive payment for such excess number of Underlying Shares until after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected. Copies of the Nominee Holder Oversubscription Form may be obtained from the Subscription Agent.

Effect of Rights Offering on Other Securities and Stock Options of the Company and Company Plans

      The number of shares covered by certain stock options and the option prices thereunder are subject to adjustment in accordance with the provisions thereof. The Company's stock option plan or, in certain cases, the stock option agreements evidencing awards made thereunder, require the Compensation Committee of the Board of Directors (the "Committee") to make appropriate adjustments to the outstanding options or other awards in the event of any split-ups, stock dividends, recapitalizations, mergers, consolidations, combinations, exchanges of shares and the like (each an "adjustment event"). The Committee, whose determination shall be conclusive, has discretion to determine the nature and extent of the adjustments to be made in order to make the outstanding options or awards, immediately after such adjustment event, equivalent to such options or awards immediately prior to such adjustment event.

      The Committee will meet to determine whether the Rights Offering is an adjustment event and if so, what adjustment to make.

Determination of Subscription Price

      The Subscription Price was determined by the Company and its Board of Directors. In making this determination, the Company considered, among other factors, the market price of the Common Stock, the pro rata nature of the offering and pricing discounts customarily applied in transactions of this type. The Subscription Price should not be considered an indication of the actual value of the Company or the Common Stock. See "Price Range of Common Stock and Dividend Policy."

Intent of RCN


      RCN will receive 5,125,492 Rights in respect of the shares of Company Stock it owns, and such Rights represent 34.5% of the total Rights to be distributed. RCN has informed the Company that it intends to exercise the
Rights it receives for an aggregate subscription price of $[    ] and that it
intends to exercise the Oversubscription Privilege for an aggregate
subscription price of approximately $50,000,000 to subscribe for [     ]
additional shares of Common Stock. The opportunity to exercise the Oversubscription Privilege is available to all holders of Rights on the same terms. See "The Rights Offering--Subscription Privileges--Oversubscription Privilege." If RCN is the only holder to exercise its Rights, it will own approximately 59.6% of the Class B Stock and [ ]% of the Common Stock. RCN does not intend to purchase any additional Rights through open market purchases or otherwise.


Foreign and Certain Other Shareholders

      Subscription Certificates will not be mailed to Holders whose addresses are outside the United States or who have an APO or FPO address, but will be held by the Subscription Agent for their account. To exercise such Rights, such a Holder must notify the Subscription Agent on or prior to 11:00 a.m., New York City time, on November 23, 1994, and must establish to the satisfaction of the Subscription Agent that such exercise is permitted under appliable law. If such a Holder does not notify the Subscription Agent and provide acceptable instructions to the Subscription Agent by such time, such Rights represented thereby will be sold, if feasible, and the net proceeds, if any, remitted to such Holder. If the Rights can be sold, sales of such Rights will be deemed to have been effected at the weighted average price received by the Subscription Agent on the day such Rights are sold, less any applicable brokerage commissions, taxes and other expenses.

Other Matters

      The Rights Offering is not being made in any state or other jurisdiction in which it is unlawful to do so, nor is the Company selling or accepting any offers to purchase any shares of Company Stock from Rights holders who are residents of any such state or other jurisdiction. The Company may delay the commencement of the Rights Offering in certain states or other jurisdictions in order to comply with the securities law requirements of such states or other jurisdictions. It is not anticipated that there will be any changes in the terms of the Rights Offering. The Company, if it so determines in its sole discretion, may decline to make modifications to the terms of the Rights Offering requested by certain states or other jurisdictions, in which event Rights holders resident in those states or jurisdictions will not be eligible to participate in the Rights Offering.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

      The following summary describes certain United States federal income tax considerations applicable to U.S. Holders who hold Company Stock as a capital asset and who receive Rights in respect of such Company Stock in the issuance (the "Issuance"). This summary is based upon laws, regulations, rulings and decisions currently in effect. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular investor or to certain types of investors subject to special treatment under the federal income tax laws (for example, banks, dealers in securities, life insurance companies, tax exempt organizations and foreign taxpayers), nor does it discuss any aspect of state, local or foreign tax laws.

Issuance of the Rights

      Holders of Company Stock will not recognize taxable income in connection with the receipt or exercise of the Rights.

Basis and Holding Period of the Rights

      Except as provided in the following sentence, the basis of the Rights received by a shareholder as a distribution with respect to such shareholder's Company Stock will be zero. If either (i) the fair market value of the Rights on the date of Issuance is 15% or more of the fair market value (on the date of Issuance) of the Company Stock with respect to which they are received or
(ii) the shareholder elects, in his or her federal income tax return for the taxable year in which the Rights are received, to allocate part of the basis of such Company Stock to the Rights, then upon exercise or transfer of the Rights, the shareholder's basis in such Company Stock will be allocated between the Company Stock and the Rights in proportion to the fair market values of each on the date of Issuance. The holding period of a shareholder with respect to the Rights received as a distribution on such shareholder's Company Stock will include the shareholder's holding period for the Company Stock with respect to which the Rights were issued.

Transfer of the Rights

      A shareholder who sells Rights received in the Issuance prior to exercise will recognize gain or loss equal to the difference between the sale proceeds and such shareholder's basis (if any) in the Rights sold. Such gain or loss will be long-term capital gain or loss if such shareholder's holding period in the Rights (as discussed above) exceeds one year. The excess of net long-term capital gains over net short-term capital losses is taxed at a lower rate than ordinary income for certain non-corporate taxpayers. The distinction between capital gain or loss and ordinary income is also relevant for purposes of, among other things, limitations on the deductibility of capital losses.

Lapse of the Rights

      Shareholders who allow the Rights received by them at the Issuance to lapse will not recognize any gain or loss, and no adjustment will be made to the basis of the Company Stock, if any, owned by such holders of the Rights.

Exercise of the Rights; Basis
and Holding Period of Common Stock

      Holders of Rights will not recognize any gain or loss upon the exercise of such Rights. The basis of the Common Stock acquired through exercise of the Rights will be equal to the sum of the Subscription Price therefor and the Rights holder's basis in such Rights (if any) as described above. The holding period for the Common Stock acquired through exercise of the Rights will begin on the date the Rights are exercised.

      THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH SHAREHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE RIGHTS OFFERING ON HIS OR HER OWN PARTICULAR TAX SITUATION, INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME AND OTHER TAX LAWS.


             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


      The following unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 1994 gives effect to the disposition of cellular properties and the pending acquisition of Twin County (the "transactions") as though they had occurred on June 30, 1994. The following unaudited Pro Forma Condensed Consolidated Statements of Operations for the six months ended June 30, 1994 and the year ended December 31, 1993 give effect to the transactions as though they had occurred on January 1, 1993. These pro forma financial statements should be read in conjunction with (i) Twin County's historical financial statements and notes thereto contained in the Company's Current Report on Form 8-K dated October 27, 1994, as amended on November 10, 1994, and (ii) the Company's historical consolidated financial statements and notes thereto contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, as amended on October 28, 1994, and as further amended on November 10, 1994, and in the Company's Quarterly Report on Form 10-Q for the six months ended June 30, 1994, as amended on October 28, 1994. The Pro Forma Condensed Consolidated Statements of Operations and Balance Sheet are not necessarily indicative of the actual results of operations or financial position which would have been reported if the transactions had occurred on the respective dates referred to above nor do they purport to indicate the results of future operations or financial position of the Company. In the opinion of management, all adjustments necessary to present fairly such pro forma financial statements have been made. Information with respect to Twin County and the historical financial information of Twin County was provided by Twin County.


                                                                C-TEC Corporation
                                                  Pro Forma Condensed Consolidated Balance Sheet
                                                              (Dollars in Thousands)
                                                                   (Unaudited)
                                                                                 Twin County            Twin County
                                     C-TEC                                  Trans Video, Inc. July   Trans Video, Inc.
                                Corporation June    Cellular Disposition          31, 1994              Acquisition
                               30, 1994 (Actual)       Adjustments(a)            (Actual)(e)           Adjustments(b)     Pro Forma
                               ------------------   ---------------------   ----------------------   ------------------   ----------
Current Assets
  Cash and temporary cash
    investments                       $47,328               $124,779                  $947               $(47,500)         $125,554
  Other current assets                 48,811                 12,783                 2,173                      -            63,767
  Deferred income taxes                 3,134                    (27)                1,390                      -             4,497
                                     --------               --------              --------               --------          --------
  Total current assets                 99,273                137,535                 4,510                (47,500)          193,818
                                     --------               --------              --------               --------          --------

Property, Plant and Equipment
  Telephone plant                     388,430                      -                     -                      -           388,430
  Cable plant                         180,902                      -                40,119                      -           221,021
  Mobile and Cellular Plant            30,468                (27,797)                    -                      -             2,671
  Other property, plant and equipment  12,143                      -                     -                      -            12,143
                                     --------               --------              --------               --------          --------
  Total property, plant and equipment 611,943                (27,797)               40,119                      -           624,265
  Accumulated depreciation            264,040                 (9,121)               23,948                (23,948)          254,919
                                     --------               --------              --------               --------          --------
  Net property, plant and equipment   347,903                (18,676)               16,171                 23,948           369,346
                                     --------               --------              --------               --------          --------
Investments                            14,771                 (1,283)                    -                      -            13,488
                                     --------               --------              --------               --------          --------
Intangible Assets, Net                 91,669                (33,236)                   45                109,177           167,655
                                     --------               --------              --------               --------          --------
Deferred Charges                       17,249                      -                 4,959                 (2,200)           20,008
                                     --------               --------              --------               --------          --------
Total Assets                         $570,865                 84,340               $25,685                $83,425          $764,315
                                     ========               ========              ========               ========          ========

LIABILITIES AND SHAREHOLDERS'
  EQUITY
Current Liabilities
  Current maturities of long-term
    debt and preferred stock           $9,449                  ($421)                    -                      -            $9,028
  Advance billings and customer
    deposits                            8,526                   (326)               $3,655                      -            11,855
  Accrued taxes                        11,684                      -                     -                      -            11,684
  Accrued interest                      6,567                    (37)                    -                      -             6,530
  Other current liabilities            34,513                 (3,215)                2,762                      -            34,060
                                     --------               --------              --------               --------          --------
  Total current liabilities            70,739                 (3,999)                6,417                      -            73,157
                                     --------               --------              --------               --------          --------
Long-Term Debt                        386,187                 (1,306)               11,941                 $4,000           400,822
                                     --------               --------              --------               --------          --------

Deferred Income Taxes and Investment
  Tax Credits                          30,572                 14,698                 1,372                 32,726            79,368
                                     --------               --------              --------               --------          --------
Other Deferred Credits                 19,718                      -                   654                      -            20,372
                                     --------               --------              --------               --------          --------
Minority Interest                       2,448                 (2,448)                    -                      -                 -
                                     --------               --------              --------               --------          --------
Exchangeable Preferred Stock
  of a Subsidiary                           -                      -                     -                 52,000            52,000
                                     --------               --------              --------               --------          --------
Redeemable Preferred Stock                274                      -                     -                      -               274
                                     --------               --------              --------               --------          --------
Common Shareholders' Equity
  Common Stock                         16,887                      -                   300                   (300)           16,887
  Additional paid-in capital           20,635                      -                     -                      -            20,635
  Retained earnings                    28,693                 77,395                 5,001                 (5,001)          106,088
  Treasury stock at cost, 377,842
    shares at June 30, 1994            (5,288)                     -                     -                      -            (5,288)
                                     --------               --------              --------               --------          --------

Total Shareholders' Equity             60,927                 77,395                 5,301                 (5,301)          138,322
                                     --------               --------              --------               --------          --------
Total Liabilities and Shareholders'
  Equity                             $570,865                $84,340               $25,685                $83,425          $764,315
                                     ========               ========              ========               ========          ========



                                                  Pro Forma Condensed Consolidated Statement of Operations
                                                           For the Six Months Ended June 30, 1994
                                                      (Dollars in Thousands Except Per Share Amounts)
                                                                        (Unaudited)
                                                 C-TEC                              Twin County
                                            Corporation Six                       Trans Video, Inc.     Twin County
                                              Months Ended       Cellular         Six Months Ended   Trans Video, Inc.
                                             June 30, 1994      Disposition        April 30, 1994       Acquisition         Pro
                                                (actual)       Adjustments (c)      (actual) (e)      Adjustments (f)     Forma (d)
                                            ----------------   ---------------    ----------------   -----------------   ----------
Sales                                             $145,114         $(13,785)             $11,945                -         $143,274
Costs & Expenses                                   123,551          (12,264)               9,892           $6,315          127,494
                                                  --------         --------             --------         --------         --------
Operating Income                                    21,563           (1,521)               2,053           (6,315)         $15,780
Interest Income                                      1,250              (40)                  10                -            1,220
Interest Expense                                   (16,333)              79                 (418)            (100)         (16,772)
Gain on Sale of certain
  Pennsylvania Cable                                   893                -                    -                -              893
  Properties
Other Income, Net                                      613                3                    -                -              616
                                                  --------         --------             --------         --------         --------
Income (Loss) Before Income Taxes                    7,986           (1,479)               1,645           (6,415)           1,737
Provision for Income Taxes                           3,973           (1,008)                 775           (2,245)           1,495
                                                  --------         --------             --------         --------         --------
Income (Loss) Before Minority Interest
  and Equity in Unconsolidated Entities              4,013             (471)                 870           (4,170)             242

Preferred Dividends and Minority Interest
  in Income of Consolidated Entities                  (476)             429                    -           (1,300)          (1,347)

Equity in Income of Unconsolidated Entities            281              (91)                   -                -              190
                                                  --------         --------             --------         --------         --------

Income (Loss) Available for Common Stock Before
Extraordinary Charge and Cumulative Effect of
Accounting Principle Change (g)                     $3,818            $(133)                $870          $(5,470)           $(915)
                                                  ========         ========             ========         ========         ========

Earnings (Loss) Per Average Common Share:
Income before extraordinary charge and
cumulative effect of accounting principle change      $.23                                                                   $(.06)
                                                  ========         ========             ========         ========         ========

Average Common Shares Outstanding               16,509,593                                                              16,509,593


                                                       Pro Forma Condensed Consolidated Statement of Operations
                                                                 For the Year Ended December 31, 1993
                                                           (Dollars in Thousands Except Per Share Amounts)
                                                                             (Unaudited)

                                                                          Twin County
                                C-TEC Corporation                       Trans Video, Inc.       Twin County
                                    Year Ended         Cellular           Year Ended         Trans Video, Inc.
                                December 31, 1993     Disposition       October 31, 1993        Acquisition
                                     (actual)        Adjustments (c)      (actual) (e)        Adjustments (f)     Pro Forma (d)
                                -----------------    ---------------    -----------------    -----------------    -------------


Sales                                   $283,987        $(22,570)             $19,999                                $281,416
Costs & Expenses                         244,421         (22,924)              18,433          $(12,766)              252,696
Nonrecurring Charges                       5,025               -                    -                 -                 5,025
                                        --------         --------             --------         --------              --------

Operating Income                          34,541             354                1,566           (12,766)               23,695
Interest Income                            1,609               -                   15                 -                 1,624
Interest Expense                         (34,204)            184                 (827)             (200)              (35,047)
Gain on Sale of Marketable
  Equity Securities                        1,988               -                    -                 -                 1,988
Other Income, Net                          1,408             (62)                   -                 -                 1,346
                                        --------         --------             --------         --------              --------
Income (Loss) Before Income Taxes          5,342             476                  754           (12,966)               (6,394)
Provision for Income Taxes                10,714            (830)                 286            (4,408)                5,762
                                        --------         --------             --------         --------              --------
Income (Loss) Before Minority Interest
  and Equity in Unconsolidated
  Entities                                (5,372)          1,306                  468            (8,558)              (12,156)
Preferred Dividends and Minority
  Interest in income of
  Consolidated Entities                     (341)            256                    -            (2,600)               (2,685)
Equity in Income of Unconsolidated
  Entities                                   227            (155)                   -                 -                    72
                                        --------         --------             --------         --------              --------

Income (Loss) Available for Common Stock
  Before Extraordinary Charge and
  Cumulative Effect of Accounting
  Principle Change (g)                    (5,486)         $1,407                 $468          $(11,158)             $(14,769)
                                        ========         ========             ========         ========              ========

Earnings (Loss) Per Average
  Common Share:
  Income before extraordinary
  charge and cumulative effect
  of accounting principal change           $(.33)                                                                       $(.89)
                                        ========         ========             ========         ========              ========

Average Common Shares Outstanding     16,506,494                                                                   16,506,494


         Notes to Pro Forma Condensed Consolidated Financial Statements

         (a) Adjustments to record the disposition of certain cellular properties. The adjustments assume that the sales proceeds, net of certain escrow reserves and holdbacks discussed below and net of income taxes estimated to be payable after the utilization of certain net operating loss carryforwards, are retained as temporary cash investments. The escrow reserves and holdbacks of approximately $16 million are included in other current assets. The adjustments assume the realization of deferred tax assets of approximately $21 million, representing the tax benefits associated with the utilization of approximately $54.7 million federal net operating loss carryforwards and approximately $18.9 million state net operating loss carryforwards. The final resolution of the Company's current IRS examination may impact the utilization of net operating loss carryforwards. Adjustments also assume a reduction in a related valuation allowance for deferred tax assets of approximately $6 million. An after-tax gain of approximately $71 million was assumed to be recognized on the sale. Certain working capital adjustments to the sales price to be made ninety days after closing were estimated to be approximately $7 million based on the historical asset and liability balances at June 30, 1994.

         (b) Adjustments to reflect the pending acquisition of Twin County. The adjustments assume that the consideration for the acquisition will be cash of approximately $47.5 million, a promissory note of $4 million, and exchangeable preferred stock of C-TEC Cable Systems, Inc. with a liquidation preference of $52 million (the "Cable Preferred Stock"). The purchase price will reflect the fair value of the consideration for the pending acquisition; such fair value may differ from assumptions used in the preparation of the pro forma statements. The purchase price has been allocated based on assumptions of the fair values of the tangible and identifiable intangible assets acquired and liabilities assumed.

         (c) Adjustments to eliminate the historical results of operations of certain cellular properties. Corporate overhead allocated to cellular operations has not been eliminated because that overhead would have been reallocated to other business segments.

         (d) The Pro Forma Consolidated Statements of Operations exclude a non-recurring after-tax gain of approximately $71 million expected to be realized on the sale, and the reversal of a valuation allowance for deferred tax assets of approximately $6 million.

         (e) Twin County has a fiscal year ending October 31. Twin County's most recent interim historical balance sheet as of July 31, 1994 is included in the pro forma condensed consolidated balance sheet. Twin County's statement of operations for the year ended October 31, 1993 is included in the pro forma condensed consolidated statement of operations for the year ended December 31, 1993. Twin County's results of operations for the six months ended April 30, 1994 which are included in the pro forma condensed consolidated statement of operations for the six months ended June 30, 1994 were derived from its most recent interim historical statement of operations for the nine months ended July 31, 1994, as follows:

                                                                 Nine Months                            Six Months
                                                                    Ended                                  Ended
                                                                July 31, 1994       Adjustments       April 30, 1994
                                                               ----------------    --------------    -----------------

Sales                                                                  $18,208           $(6,263)             $11,945
Costs & Expenses                                                        15,677            (5,785)               9,892
                                                               ----------------    --------------    -----------------
Operating Income                                                         2,531              (478)               2,053
Interest Income                                                             20               (10)                  10
Interest Expense                                                          (661)              243                 (418)
Gain on sale of certain Pennsylvania Cable Properties                        -                 -                    -
Other Income, net                                                            -                 -                    -
                                                               ----------------    --------------    -----------------
Income Before Income Taxes                                               1,890              (245)               1,645
Provision for Income Taxes                                                 797               (22)                 775
                                                               ----------------    --------------    -----------------
Income Before Minority Interest and Equity in
Unconsolidated Entities                                                  1,093              (223)                 870
Equity in Income of Unconsolidated Entities                                  -                 -                    -
Minority Interest in Income of Consolidated Entities                         -                 -                    -
                                                               ----------------    --------------    -----------------
Income Before Extraordinary Charge and Cumulative
Effect of Accounting Principle Changes                                  $1,093             $(223)                $870
                                                               ================    ==============    =================

   (f) Adjustments to record additional depreciation and amortization resulting from Twin County purchase price allocation and to increase interest expense associated with a $4 million promissory note and to record dividends of 5% on the $52 million of Cable Preferred Stock issued in connection with the acquisition.

   (g) For information purposes only, since 1989 C-TEC has maintained a policy of not paying cash dividends. C-TEC does not intend to alter this policy in the foreseeable future.

                                  THE COMPANY

      The Company was organized in 1979. It is incorporated under the laws of the Commonwealth of Pennsylvania and has its principal office in Princeton, NJ. The Company is a holding company with wholly-owned subsidiaries, which are engaged in various aspects of the telecommunications industry and which are organized into five principal groups - Telephone, Cable, Communications Services, Mobile Services, and Long Distance. Through its wholly owned subsidiaries, the Company also has ownership interests in a number of other entities providing telecommunications services.

      On or about October 29, 1993, RCN acquired 600,768 shares of Common Stock and 5,094,223 shares of Class B Stock of the Company from a group consisting of Andrew J. Sordoni III, William B. Sordoni, Stephen Sordoni and Charles E. Parente (including entities wholly owned or controlled by any one or more of them) (the "Sellers") pursuant to the terms of the Stock Purchase Agreement dated June 17, 1993 among the Sellers, RCN and KDG. The purchase price paid by RCN was $202,327,191 and the source of such funds was RCN's and its affiliates' working capital. This transaction represented approximately 34% of the equity and approximately 57% of the voting control of the Company. RCN nominees currently constitute a majority of the Board of Directors of the Company.

      Financial information regarding the Company's industry segments is set forth in footnote 14 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, which is incorporated herein by reference.

      As of December 31, 1993, the Company had 1,282 full-time employees including general office and administrative personnel.

Operations

      Telephone

      The Telephone Group consists of a Pennsylvania public utility providing local telephone service to a 19 county, 5,067 square mile service territory in Pennsylvania. As of June 30, 1994, the Telephone Group provided service to approximately 215,000 main access lines. Of these 168,000 were residential and 47,000 primarily related to business. This Group's operating territory is rural, containing only 42.4 access lines per square mile as compared to a Pennsylvania average of approximately 151 lines per square mile. The Group's 79 central offices serve an average of approximately 2,700 lines and 65 square miles.

      In addition to providing local telephone service, this Group provides network access and billing and collection services to interexchange carriers. This Group also has other revenues which are considered non-regulated and primarily relate to telecommunications equipment sales and services and billing/collection services for interexchange long distance carriers.

      Intralata toll bypass and alternative local access telephone service providers are potential competitive threats, although no significant competition has occurred to date. Intralata toll and access revenue comprise a significant portion of the Group's business.

      Cable

      The Cable Group is a cable television operator with cable television systems located in the States of New York, New Jersey, Michigan and Delaware. The Group owns and operates cable television systems serving approximately 236,000 customers and manages cable television systems with an additional 36,000 customers, ranking it among the top 35 multiple system operators in the United States. On October 12, 1994 the Company announced the pending acquisition of Pennsylvania Cable Television provider, Twin County. For information on the pending acquisition and pro forma effect of such pending acquisition, see "Recent Developments" and "Pro Forma Condensed
Consolidated Financial Statements," respectively.

      During 1993, the Cable Group restructured rates and channel offerings to comply with the basic rate regulations and to minimize the impact on revenue of the Cable Act. The future impact of the Cable Act on the Cable Group and the cable television industry is still unclear. The Cable Group's 1993 operating results were not significantly impacted by the Cable Act. See "Investment Considerations--Regulation."

      The Group's performance is dependent to a large extent on its ability to obtain and renew its franchise agreements from local government authorities on acceptable terms. To date, all of the Group's franchises have been renewed or extended, generally at or prior to their stated expirations and on acceptable terms. During 1993, the Cable Group completed negotiations with 64 communities resulting in franchise renewals on terms which are acceptable to the Group. The Cable Group has 369 franchises, 63 of which are due for renewal within the next three years. No one franchise accounts for more than 10% of the Group's total revenue.

      Competition for the Group's services traditionally has come from a variety of providers including broadcast television, video cassette recorders and home satellite dishes. Direct broadcast satellite (DBS) which will allow consumers to receive cable programming for a fee once they purchase a receiving dish and a set-top terminal may increase competition in the future. Two DBS companies have launched their services in 1994. In addition, recent changes in federal regulation allow telephone companies to lease their networks to video programmers under the video dial-tone platform.
Also, the recently announced mergers of various telephone and cable companies has heightened the concerns about competition in the future. The current regulatory environment appears to be fostering competition in cable television by telephone companies, and in telephone by cable companies.
These regulations are still evolving. The Cable and Telephone Groups continue to monitor the progress of regulations affecting the telecommunications industry and are developing a business plan to meet future competition. It is impossible to predict at this time the impact of these technological and regulatory developments on the cable television industry in general or on the Cable Group in particular.

      Mobile Services


      The Mobile Services Group previously operated cellular telephone systems in MSAs and RSAs throughout eight counties in Northeastern and Central Pennsylvania and 24 counties in Southeast Iowa, serving a total population of 1.5 million. On September 9, 1994, the Company completed the sale of its cellular properties to ICN for approximately $182.5 million, subject to certain adjustments to be made within 90 days after closing estimated to result in approximately $7 million of additional proceeds.
For information on the pro forma effect of such sale, see "Pro Forma Condensed Consolidated Financial Statements."

      The Group also operates paging and message management services in Northeastern Pennsylvania. These business units were not sold to ICN as a part of the cellular sale.

      Communication Services

      The Communications Services Group presently carries on business principally in the Northeastern United States providing telecommunications-related engineering and technical services. The Group headquarters is located in Princeton, New Jersey and the services are provided out of regional offices in Pennsylvania, New York, New Jersey and Virginia.

      The services provided by the Group include telephony engineering; system integration; operation and management of telecommunications facilities for large corporate clients, hospitals and universities; and installation of premises distribution systems in large campus environments. In addition, the Communications Services Group sells, installs and maintains private branch exchanges (PBXs) in Pennsylvania and New Jersey. The Group has also expanded its engineering services to include video and data engineering, and successfully implemented several major projects during 1993. These major projects were contracts for the construction of integrated voice, video and data distribution systems for a major university and for a governmental agency.

      The Group encounters major competition from interexchange carriers, regional bell operating companies, independent telephone companies, system integrators, interconnect companies and small independent consultants. The competition from various sources results in significant downward pressure on the prices and margins for the services the Group provides. The Group's cost effective operations, competitive pricing, flexibility to meet customer requirements, and reputation in the telecommunications industry for quality service have been its primary strengths against the competition.

      Long Distance

      The Long Distance Group principally operates in Pennsylvania. The Group began operations in 1990 by servicing the local area of the Telephone Group. In late 1992, the Long Distance Group entered the Wilkes-Barre/Scranton territory served by Bell Atlantic. In late 1993, the Group established sales offices in additional markets in Philadelphia, Pittsburgh, Harrisburg and Allentown. The primary focus in these markets is to provide services to residential and business customers.

      The Long Distance Group provides facility based services, is a "reseller" of several types of services and employs the networks of several long distance providers on a wholesale basis. As a result of market share growth, in 1993 the Group procured its own long distance switch which allows customers to choose the Long Distance Group as their long distance provider and dial the common "1+" to use the service. This switched service enables the Company to provide quality services such as private line services, 800 services, operating services and calling card services at reduced rates. The Group also provides telemarketing services, primarily to cable companies.

      Additionally, the Long Distance Group recognized the need for access to AT&T services to sell nationwide to large business customers with multiple locations. In 1992, the Group procured access to AT&T Tariff 12 services through a series of agreements. The AT&T Tariff 12 arrangement is a regulated tariff on file with the FCC pursuant to which AT&T services are provided at specified rates.

      The interexchange (long-distance) carrier market is crowded and competitive. Recent industry surveys indicate an estimated 350-400 interexchange carriers in operation. A key development was the rapid revenue growth by regional and niche oriented companies. Although the top three carriers (AT&T, MCI and Sprint) account for almost 90% of all interexchange carrier revenue, that share may decline as other interexchange carrier revenue grows.

      Intense competition in the mid-sized business market reflects the rapid growth of business customer revenue. The residential market is still dominated by the top three carriers. However, this domination may decline given increased price pressure combined with more aggressive marketing by the regional carriers.

      In Pennsylvania, the Long Distance Group has mirrored the overall growth statistics of the regional carriers. Competition for the mid-sized business market has come from other similarly situated carriers rather than the top three. The primary deviation from industry growth trends is seen in the residential market segment in the Telephone Group's operating territories. Here the Long Distance Group has continued to hold the predominant market share. A combination of value priced products, exceptional customer service and aggressive marketing activities has been the Group's primary strength against competition.

                         DESCRIPTION OF CAPITAL STOCK

      The following general summary of the Common Stock is qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation, as further amended (the "Articles of Incorporation"), a copy of which is on file with the Commission. See "Available Information."

      The authorized capital stock of the Company is 43,753,203 shares, consisting of 35,000,000 shares of Common Stock, par value $1.00 per share, and 8,753,203 shares of Class B Stock, par value $1.00 per share. As of November 10, 1994, the Company had outstanding 7,962,266 shares of Common Stock and 8,547,327 shares of Class B Stock.

Voting Rights and Powers

      With respect to all matters upon which shareholders are entitled to vote (including the election of directors) or to which shareholders are entitled to give consent, except as provided in the next sentence, the holders of the outstanding shares of the Common Stock and the holders of any outstanding shares of the Class B Stock shall vote together without regard to class, and every holder of the outstanding shares of the Common Stock shall be entitled to cast one vote for each share of the Common Stock held, and every holder of any outstanding shares of the Class B Stock shall be entitled to cast fifteen votes for each share of the Class B Stock held. However, with respect to any proposed amendment to the Articles of Incorporation which would (i) increase or decrease the par value of any class, (ii) alter or change the preferences, qualifications, limitations, restrictions or special or relative rights of the shares of any class so as to affect the holders of such class adversely, (iii) increase the authorized number of shares of any class, (iv) authorize a new class of shares senior or superior in any respect to the shares of any class, or (v) increase the number of authorized shares of any class senior or superior in any respect to the shares of any class then authorized, the approval of a majority of the votes entitled to be cast by the holders of the class affected by the proposed amendment, voting separately as a class, shall be obtained in addition to the approval of a majority of the votes entitled to be cast by the holders of the Common Stock and the Class B Stock voting together without regard to class as described above.

Dividends and Distributions

     Cash Dividends

      At any time shares of the Class B Stock are outstanding, as and when cash dividends may be declared by the Board of Directors, the cash dividends payable on shares of the Common Stock shall be in all cases at least 105% of the cash dividend payable on shares of the Class B Stock.


     Other Dividends and Distributions


      In the case of dividends in the form of stock or other property of the Company, each share of the Common Stock and each share of the Class B Stock is equal in respect of rights and dividends except that in the case of dividends or other distributions payable in stock or stock split-ups or divisions, shares of the Class B Stock shall be distributed only with respect to the Class B Stock and shares of the Common Stock may be distributed with respect to both the Common Stock and the Class B Stock.

Other Rights

      Except as otherwise required by the Pennsylvania Business Corporation Law or as otherwise provided in the Articles of Incorporation, each share of the Common Stock and each share of the Class B Stock has identical powers, preferences and rights, including rights in liquidation.

Conversion of Class B Stock

      Shares of Class B Stock shall be convertible at the option of the respective holders thereof, at any time, into fully paid and nonassessable shares of Common Stock on the basis of one share of Common Stock for each share of Class B Stock. Any holder of shares of the Class B Stock may elect to convert any or all of such shares at one time or at various times, in such holder's discretion.

      No payment or adjustment with respect to dividends on shares of the Common Stock or on the Class B Stock shall be made in connection with any conversion of shares of Class B Stock into shares of Common Stock except for those shares of the Class B Stock converted subsequent to the record date for the payment of a stock or cash dividend or other distribution on the shares of the Class B Stock but prior to such payment. In such an instance, the stock or cash dividend or other distribution will be paid on the Class B Stock to the registered holder of such shares as of the close of business on the record date as if no conversion had been made.

      In the event of any capital reorganization or any reclassification of the Common Stock (except for reorganizations or reclassifications involving a subdivision or combination of outstanding shares of the Common Stock), the shares of the Class B Stock shall thereafter have the right to be converted into the number of shares of stock or other securities or property of the Company to which outstanding shares of the Common Stock would have been entitled upon the effective date of the reorganization or reclassification.

      If the shares of the Common Stock or the Class B Stock at any time outstanding shall, by reclassification or otherwise, be subdivided into a greater number of shares or combined into a lesser number of shares, the shares of Class B Stock or Common Stock, respectively, then outstanding shall, at the same time, be subdivided or combined, as the case may be, on the same basis.

Liquidation Preferences

      In the event of dissolution, liquidation or winding up of the Company whether voluntary or involuntary, holders of the Company Stock shall be entitled to payment out of the assets of the Company ratably in accordance with the number of shares held by them, respectively.

Duration of Class Rights and Powers

      At any time when less than 25,000 shares of Class B Stock are outstanding any shares of the Class B Stock which are then outstanding shall without any action by the Board of Directors or the holder or holders thereof, automatically convert into and become for all purposes shares of Common Stock, and the provisions of the Articles of Incorporation which provide for different voting or cash dividend rights for the Common Stock and the Class B Stock shall not be of any effect. All shares of either or both the Common Stock or the Class B Stock which are then outstanding shall have equal and general voting power in all matters upon which shareholders of the Company are entitled to vote or give consent, even if at such time there shall have been fixed by the Board of Directors a record date for voting of any meeting of shareholders.

General

      The transfer agent and registrar for the Company's shares of Common Stock and Class B Stock is The First National Bank of Boston.

Common Stock Outstanding after Rights Offering


      Approximately 14,858,634 shares of Common Stock will be issued in connection with the Rights Offering assuming exercise of all Rights. Based on the 7,962,266 shares of Common Stock outstanding as of November 10, 1994, the issuance of such shares pursuant to the Rights Offering would result (on a pro forma basis as of such date) in a 187% increase in the amount of outstanding Common Shares.


      The outstanding shares of the Common Stock are listed on NASDAQ under the symbol "CTEX."

                             PLAN OF DISTRIBUTION


      The Company has agreed to pay certain broker-dealers that have entered into a Soliciting Dealer Agreement with the Company fees for their soliciting efforts (the "Soliciting Fees") equal to $0.25 per share of Common Stock for each share of Common Stock issued pursuant to the exercise of Rights subject to a maximum Soliciting Fee of $250 in the case of each person beneficially purchasing more than 1,000 shares of Common Stock pursuant to the exercise of Rights. The Soliciting Fees will be paid directly to a broker-dealer designated on the applicable portion of the Subscription Certificate. Soliciting Fees will not be paid on any undesignated exercise of Rights.


                              SUBSCRIPTION AGENT

      The Company has appointed The First National Bank of Boston as Subscription Agent for the Rights Offering. The Subscription Agent's address, which is the address to which the Subscription Certificates and payment of the Subscription Price (other than wire transfers) should be delivered, as well as the address to which any Notice of Guaranteed Delivery must be delivered, is:

         By Mail:

         The First National Bank of Boston
         P.O. Box 1872
         Mail Stop 45-01-19
         Boston, Massachusetts
         02105-1872

         By Hand:

         BancBoston Trust Company of

           New York
         55 Broadway
         3rd Floor
         New York, New York
         10006

         By Overnight Courier:

         The First National Bank of Boston
         Shareholder Services Division
         150 Royall Street
         Mail Stop 45-01-19
         Canton, Massachusetts
         02021


      The Company will pay the fees and expenses of the Subscription Agent, and has also agreed to indemnify the Subscription Agent from certain liabilities in connection with the Rights Offering.



                               INFORMATION AGENT

         The Company has appointed MacKenzie Partners, Inc. as Information Agent for the Rights Offering. Any questions or requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address below.

                           MacKenzie Partners, Inc.
                           156 Fifth Avenue
                           9th Floor
                           New York, New York 10010
                                      or
                           Call Toll Free
                           (800) 322-2885

The Company will pay the fees and expenses of the Information Agent and has also agreed to indemnify the Information Agent from certain liabilities in connection with the Rights Offering.

                                 LEGAL MATTERS

      The validity of the authorization and issuance of the securities offered hereby is being passed upon by Raymond B. Ostroski, Vice President and General Counsel of the Company. Davis Polk & Wardwell, New York, New York, will advise the Company with respect to certain other matters relating to the Rights Offering.

                                    EXPERTS

      The Company consolidated balance sheets as of December 31, 1993 and 1992 and the consolidated statements of operations, common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1993, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph referring to the Company's change in methods of accounting for income taxes and postretirement benefits other than pensions, of Coopers & Lybrand, independent accountants, given on the authority of that firm as experts in accounting and auditing.


      The financial statements of Twin County Trans Video, Inc. as of and for the years ended October 31, 1993 and 1992 incorporated by reference herein to the Company's Current Report on Form 8-K filed with the Commission on October 27, 1994, as amended on November 10, 1994, have been incorporated by reference in reliance upon the report of Adams &
Associates, independent certified public accountants, and upon the authority of that firm as experts in accounting and auditing.



No dealer, salesperson or any other person has
been authorized to give any information or to
make any representations other than those                        [LOGO]
contained or incorporated by reference in this
Prospectus in connection with the offer made by
this Prospectus, and, if given or made, such
information or representation must not be relied                  C-TEC
upon as having been sanctioned or authorized by                Corporation
the Company.  Neither the delivery of this
Prospectus nor any sale made hereunder shall
under any circumstances create any implication
that there has been no change in the affairs of the            14,858,634
Company since the date hereof.  This Prospectus                Shares of
does not constitute an offer or solicitation by               Common Stock
anyone in any jurisdiction in which the person                1.00 Par Value
making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.



                  TABLE OF CONTENTS

                                          Page
                                          ----

Available Information............           2
Documents Incorporated by
    Reference....................           2
Prospectus Summary...............           4
Investment Considerations........          12
Use of Proceeds..................          15
Corporate Strategy...............          16
Recent Developments..............          16
Price Range of Common Stock and
    Dividend Policy..............          18
Dilution.........................          19
The Rights Offering..............          19
Certain Federal Income Tax
    Consequences.................          27
Pro Forma Condensed Consolidated
    Financial Statements.........          29
The Company......................          33
Description of Capital Stock.....          36
Plan of Distribution.............          38
Subscription Agent...............          39                  PROSPECTUS
Information Agent................          39          Dated November 10, 1994
Legal Matters....................          40
Experts..........................          40


                                 PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution


      The following table sets forth expenses in connection with the issuance and distribution of the securities being registered. All amounts shown are estimated, except the SEC registration fee, the NASDAQ
National Market listing fees and the NASD review fee.

SEC registration fee.......................... $  114,998
NASDAQ listing fee............................     17,500
NASD review fee...............................     30,500
Soliciting Dealer Fees........................     25,000
Financial Advisor's fees and expenses.........    565,000
Subscription Agent's fees and expenses........     30,000
Information Agent's fees and expenses.........     37,500
Accounting fees...............................    104,000
Legal fees and expenses (including Blue Sky
  fees and expenses)..........................    350,000
Printing and engraving fees...................     30,000
Miscellaneous.................................     20,000
                                                ---------
      Total................................... $1,325,000
                                                =========

- ---------------



Item 15.  Indemnification of Directors and Officers

      Reference is made to Sections 1741 and 1742 of the 1988 Business Corporation Law of the Commonwealth of Pennsylvania, which provide for indemnification of directors and officers in certain circumstances. In addition, Article IV of the By-laws of C-TEC provides that, except as prohibited by law, any director or officer of C-TEC is entitled to be indemnified in any action or proceeding in which he or she may be involved by virtue of holding such position.

      In addition, C-TEC maintains a directors' and officers' liability insurance policy.

      For the undertaking with respect to indemnification, see Item 17 herein.


Item 16.  Exhibits


      5     -     Opinion of Raymond B. Ostroski

      23(a) -     Consent of Coopers & Lybrand

      23(b) -     Consent of Adams & Associates

      23(c) -     Consent of Raymond B. Ostroski (included in Exhibit 5)

      24(a) - Power of attorney (included in the signature page to the Registration Statement except in the case of the power of attorney for Eugene Roth).*

      24(b) -     Power of attorney for Eugene Roth.*

      99(a) -     Form of Subscription Certificate.*

      99(b) -     Form of Instructions for Subscription Certificates.*

      99(c) -     Form of Notice of Guaranteed Delivery.*

      99(d) -     Form of Subscription Agency Agreement.

      99(e) -     Form of Soliciting Dealer Agreement.

- ---------------
* Previously filed.


Item 17.  Undertakings

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.


                                SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Princeton, New Jersey, on the 10th day of November, 1994.

                                        C-TEC CORPORATION


                                        By          *
                                          ______________________
                                             David C. McCourt
                                             Chairman and Chief
                                              Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacity and on the dates indicated.

        Signature                    Title                      Date
        ---------                    -----                      ----


            *
    -------------------       Director, Chairman and
     David C. McCourt         Chief Executive Officer      November 10, 1994


            *
    -------------------       President and
     Michael J. Mahoney       Chief Operating Officer      November 10, 1994


            *
    -------------------       Executive Vice President
       Bruce Godfrey          and Chief Financial Officer  November 10, 1994


            *
    -------------------       Director                     November 10, 1994
       James Q. Crowe


            *
    -------------------       Director                     November 10, 1994
    Walter E. Scott, Jr.


            *
    -------------------       Director                     November 10, 1994
     Richard R. Jaros

            *
    -------------------       Director                     November 10, 1994
     Robert E. Julian

            *
    -------------------       Director                     November 10, 1994
      Thomas C. Stortz

            *
    -------------------       Director                     November 10, 1994
     David C. Mitchell

            *
    -------------------       Director                     November 10, 1994
      Frank M. Henry

            *
    -------------------       Director                     November 10, 1994
    Donald G. Reinhard

            *
    -------------------       Director                     November 10, 1994
    Eugene Roth, Esquire

            *
    -------------------       Director                     November 10, 1994
     Stuart E. Graham

*By /s/ Raymond B. Ostroski
   ------------------------
        Raymond B. Ostroski
      Attorney-In-Fact



                                EXHIBIT INDEX


Exhibit
Number                 Description of Document
- -------                -----------------------



5               Opinion of Raymond B. Ostroski

23(a)           Consent of Coopers & Lybrand

23(b)           Consent of Adams & Associates

23(c)           Consent of Raymond B. Ostroski (included in Exhibit 5)

24(a) Power of attorney (included in the signature page to the Registration Statement except in the case of the power of attorney for Eugene Roth).*

24(b)           Power of attorney for Eugene Roth.*

99(a)           Form of Subscription Certificate.*

99(b)           Form of Instructions for Subscription Certificates.*

99(c)           Form of Notice of Guaranteed Delivery.*

99(d)           Form of Subscription Agency Agreement.

99(e)           Form of Soliciting Dealer Agreement.

- --------------
 * Previously filed.